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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2008
THOMSON REUTERS

FILE NO. 82- 01116 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/10/08

SHARP

RECEIVED

2008 JUN -5 P 1:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
3-31-08

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2008

SHARP CORPORATION

Consolidated Financial Results for the Year Ended March 31, 2008

April 25, 2008

SHARP CORPORATION

Stock exchange listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Code number:	6753
URL:	http://www.sharp.co.jp/
Representative:	Mikio Katayama, President & COO
Contact person:	Tetsuo Onishi, Corporate Director and Group General Manager of Corporate Accounting and Control Group Tel. +81 6 6621 1221
Scheduled date of the Ordinary General Meeting of Shareholders:	June 24, 2008
Scheduled dividend payment date:	June 25, 2008

1. Results for the Year Ended March 31, 2008

(Monetary amounts are rounded to the nearest million yen.)

(1) Financial Results

(The percentage figures represent the percentage of increase or decrease against the previous year.) Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change	Net Income	Percent Change
Year Ended March 31, 2008	3,417,736	+9.3%	183,692	-1.5%	101,922	+0.2%
Year Ended March 31, 2007	3,127,771	+11.8%	186,531	+13.9%	101,717	+14.7%

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Equity	Operating Income to Net Sales
Year Ended March 31, 2008	93.17	86.91	8.4%	5.4%
Year Ended March 31, 2007	93.25	90.00	8.9%	6.0%

[Reference] Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2008 ; 190 million yen
March 31, 2007 ; 612 million yen

(2) Financial Position

Millions of Yen

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share (Yen)
As of March 31, 2008	3,073,207	1,241,868	40.1%	1,119.09
As of March 31, 2007	2,968,810	1,192,205	39.9%	1,084.76

[Reference] Equity : March 31, 2008 ; 1,231,586 million yen
March 31, 2007 ; 1,183,127 million yen

(3) Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year Ended March 31, 2008	323,764	(394,962)	84,094	339,266
Year Ended March 31, 2007	314,352	(328,789)	41,170	329,286

2. Dividends

	Dividend per Share (Yen)			Total Dividend Payment (Millions of yen)	Pay-out Ratio (Consolidated)	Dividend to Net Assets (Consolidated)
(Date of Record)	Interim	Year-End	Annual			
Year Ended March 31, 2007	12.00	14.00	26.00	28,359	27.9%	2.5%
Year Ended March 31, 2008	14.00	14.00	28.00	30,675	30.1%	2.5%
Year Ending March 31, 2009 (Forecast)	14.00	14.00	28.00		29.3%	

3. Forecast of Financial Results for the Year Ending March 31, 2009

(The percentage figures represent the percentage of increase or decrease against the previous year.) Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change	Net Income	Percent Change	Net Income per Share (Yen)
Six Months Ending September 30, 2008	1,700,000	+3.6%	85,000	+7.5%	44,500	+2.7%	40.44
Year Ending March 31, 2009	3,600,000	+5.3%	195,000	+6.2%	105,000	+3.0%	95.41

4. Other Information

(1) Changes in Consolidated Subsidiaries
(Changes in specified subsidiaries involving changes in scope of consolidation)

No change

(2) Changes in Accounting Principles, Procedures and Presentation Methods for Consolidated Financial Results

(1) Changes arising from revision of accounting standards: Yes

(2) Changes arising from other factors: No change

Note: For detailed information, please refer to "Changes in Accounting Methods."

(3) Number of Shares Outstanding (Ordinary Shares)

(1) Number of shares outstanding (including treasury stock) as of March 31, 2008 ; 1,110,699,887 shares
as of March 31, 2007 ; 1,110,699,887 shares

(2) Number of shares of treasury stock as of March 31, 2008 ; 10,174,616 shares
as of March 31, 2007 ; 20,021,018 shares

Note: For number of shares serving as a basis for calculating net income per share (consolidated), please refer to "Per Share Information."

*The information for the year ended March 31, 2008 has not been subjected to an accounting audit by an auditing firm.

Operating Results

1. Analysis of Financial Results and Financial Position

(1) Fiscal 2007 in Review

During the first half of fiscal 2007, the Japanese economy continued to recover modestly, supported by solid export growth and corporate investment. In the second half, however, the economy showed a decelerating trend due to turmoil in international financial and capital markets, triggered by the U.S. subprime mortgage loan problem. It was also affected by soaring prices for materials, such as crude oil, and sudden fluctuations of exchange rates. Overseas, despite the growing uncertainty in the economy of the U.S. and other developed nations, the economy of the emerging countries, especially the BRICs, enjoyed solid growth.

Under these circumstances, the Sharp Group took assertive initiatives through the introduction of one-of-a-kind products and through the development of proprietary devices which support the creation of these one-of-a-kind products. The following are examples of our efforts made during this fiscal year.

In the Consumer/Information Products business, we worked to further expand sales of LCD color TVs. We offered a wide range of lines, with a focus on cutting-edge full high-definition models marked by high resolution, large size and superior design. On the production front, we made efforts to create a global production system, with the start of integrated production extending from LCD modules to TVs at our new plants in Mexico and Poland. Other efforts included a release of unique products, such as One-Seg-compatible mobile phones equipped with our proprietary devices.

In the Electronic Components business, we strived to further expand LCD business. For large-size LCDs, in order to meet the burgeoning demand for TV panels, we installed a 3rd production line at the Kameyama No.2 Plant and enhanced production capacity. For small- and medium-size LCDs, we increased sales of System LCDs for mobile equipment. For other devices, we worked to improve their competitiveness further by actively promoting technological innovation and cost reduction.

Furthermore, we have taken a variety of aggressive measures, including the start of construction of a new LCD panel plant, a core facility in the "21st century manufacturing complex" in Sakai City, Osaka Prefecture. Other efforts included alliances with major companies in growth areas and active brand strategies in the global market.

As a result, the current fiscal year recorded domestic net sales of 1,590.7 billion yen, up 4.2% over the previous year, and overseas net sales of 1,826.9 billion yen, up 14.1%, for a total of 3,417.7 billion yen, up 9.3%. Operating income was 183.6 billion yen, down 1.5% from the previous year. Net income was 101.9 billion yen, up 0.2%.

Regarding cash flows, net cash provided by operating activities was 323.7 billion yen, while net cash used in investing activities was 394.9 billion yen. Net cash provided by financing activities was 84.0 billion yen. As a result, cash and cash equivalents at the end of the period were 339.2 billion yen, an increase of 9.9 billion yen from the previous year end.

Operating results by product group are as follows:

Consumer/Information Products

Sales of Audio-Visual and Communication Equipment were 1,598.1 billion yen, up 15.7% over the previous year. Sales of LCD color TVs and mobile phones increased, contributing to the overall sales increase.

Sales of Home Appliances were 249.8 billion yen, up 4.5%. Brisk sales of refrigerators and air conditioners contributed to the growth.

Sales of Information Equipment were 437.2 billion yen, down 0.1%. Though sales of copier/printers increased, a sales decline of PCs led to the overall sales decrease.

Electronic Components

Sales of LSIs were 163.5 billion yen, up 11.6% over the previous year. Sales of CCD/CMOS imagers increased, which offset a decrease in sales of flash memory.

Sales of LCDs were 683.3 billion yen, up 8.7%. The solid growth in sales of large-size TV panels contributed to an overall sales increase.

Sales of Other Electronic Components were 285.5 billion yen, down 3.0%. Sales of solar cells were the same level as the previous year, while a sales decline of the other electronic devices led to an overall sales decline.

(2) Forecast for Fiscal 2008

As for the outlook for fiscal 2008, we expect the situation to remain severe. There are growing uncertainties in the world economy, reflecting such factors as a slowdown in the U.S. economy, increasing financial instability and high material prices. Meanwhile, in the electronics industry, global competition is expected to get fiercer in the growth areas.

In an effort to achieve further growth, the Sharp Group is strengthening its one-of-a-kind strategy, as we work to improve profitability and enhance corporate value.

In the Consumer/Information Products business, we will work to further expand LCD color TV business globally. This is to be accomplished through enhancing the competitiveness of our LCD TVs by promoting low-cost operation, taking maximum advantage of having a vertically-integrated business model. We will also take measures for enhanced image quality, thinner profile and better environmental performance. One-of-a-kind products in other business areas will also be upgraded. These include our cutting-edge Blu-ray Disc recorders, One-Seg-compatible mobile phones, and health and environmental equipment utilizing our Plasmacluster Ion and superheated steam technologies.

In the Electronic Components business, we will engage in achieving further growth in LCD business. For large-size LCDs, we will boost production capacity at the Kameyama No.2 Plant and increase sales of panels for TVs. For small- and medium-size LCDs, we will expand business with our proprietary LCDs for mobile equipment. Regarding other devices, we will increase our production capacity of thin-film solar cells at the Katsuragi Plant, and work to improve the competitiveness of electronic devices for digital equipment through technological innovation and cost reduction.

In addition to these efforts, we will strengthen our corporate governance by optimizing and minimizing the number of members on our Board of Directors, and by introducing the executive officer system. Lastly, we will continue to take initiatives proactively to enhance our CSR efforts, which include contributing to environmental preservation and complying with laws and statutes in conducting business.

The following are the current forecasts for fiscal 2008.

Net sales	3,600.0 billion yen	+ 5.3 % over the previous fiscal year
Operating income	195.0 billion yen	+ 6.2 % over the previous fiscal year
Net income	105.0 billion yen	+ 3.0 % over the previous fiscal year

The above figures are based on an exchange rate of ¥100 =US$1.00 for fiscal 2008.

*The above estimates of financial results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual financial results may differ significantly from these estimates. The factors that may influence the figures for final reported business results include, but are not limited to:

- The economic situation in which the Sharp Group operates
- Sudden, rapid fluctuations in demand for products and services, as well as intense price competition
- Changes in exchange rates (particularly between the yen and the U.S. dollar, the euro and other currencies)
- Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
- Regulations such as trade restrictions in other countries
- Litigation and other legal proceedings against the Sharp Group, etc.

**The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

2. Basic Policy on Distribution of Earnings and Dividends for Fiscal 2007/2008

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Under this policy, we have raised dividends for 7 consecutive years from fiscal 2000 through 2006 and will continue to return profit actively, targeting a consolidated pay-out ratio of 30%. For fiscal 2007, we intend to distribute an annual dividend of 28 yen per share, an increase of 2 yen over the previous year. With this dividend increase, our dividends will have been raised for 8 consecutive years. For fiscal 2008, we are planning to distribute an annual dividend of 28 yen per share (14 yen for interim and year-end, respectively), the same level as the previous year. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures.

Management Policy

1. Basic Management Policy

The Sharp Group's business creed is based on the principles of "Sincerity and Creativity." Our aim is to inspire all our daily work with these principles so that we can earn the appreciation of people everywhere, and make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

Since its founding, the Sharp Group has consistently worked to make productive contributions to society at large through the development of unique, one-of-a-kind products that are ahead of their time. Going forward, we are aiming for further business expansion and stable growth, as a "valued, one-of-a-kind company" that provides new lifestyle ideas and satisfaction to our customers by developing proprietary electronic devices and creating uniquely-featured products that make full use of leading-edge electronics technologies.

With a focus on this goal, we have established the following two visions for the 2012 centennial anniversary of our foundation.

(1) Realize a True Ubiquitous Network Society with Our World's Best LCDs

The electronics industry is entering a phase of major change, as the advancement and increasing sophistication of broadcast and telecommunications infrastructure are taking us into a new era of digital convergence in which media, equipment and functions will converge into a single entity around a core of digital technology. In this circumstance, we will contribute to the realization of a true ubiquitous network society, taking maximum advantage of having LCDs of all sizes and cutting-edge display technologies. Specifically, we will offer new lifestyles that use LCD-equipped products such as TVs and mobile phones as portal terminals that functions as gateways to network services.

(2) Contribute to Society by Environment- and Health-Related Business with Energy-Saving and Energy-Creating Equipment as the Core

People today are becoming increasingly aware of the environment and their health, against the background of worsening environmental problems, and the aging population and falling birthrate, particularly in the developed countries. We recognize that these are important issues for the electronics industry to tackle. The Sharp Group will promote energy saving and energy creation, by such measures as enhancing development of our environmentally-friendly LCDs, creating energy-efficient home appliances and office equipment, and expanding business of clean-energy solar cells. We are also working to offer healthy lifestyles to the world by encouraging the widespread use of health-promoting appliances that make the most of our Plasmacluster Ion and superheated steam technologies.

Toward the realization of these visions, we will make efforts to expand business further and enhance corporate value, as well as to improve ROE (return on equity) and free cash flow as the main management indicators. We are also continuing to focus on enhancing our return on investment in all our business divisions, based on "profit after capital cost" (PCC), which is calculated by subtracting the cost of invested capital from NOPAT (net operating profit after income taxes).

SHARP CORPORATION

CONSOLIDATED BALANCE SHEETS

Millions of Yen

	As of March 31, 2007	As of March 31, 2008	Increase Decrease
ASSETS			
Current Assets:			
Cash, time deposits, and short-term investments	431,816	391,277	- 40,539
Notes and accounts receivable, less-allowance for doubtful receivables	705,281	679,916	- 25,365
Inventories	435,643	454,352	+ 18,709
Other current assets	106,523	117,077	+ 10,554
Total current assets	1,679,263	1,642,622	- 36,641
Plant and Equipment, Less Accumulated Depreciation	1,013,527	1,105,788	+ 92,261
Investments and Other Assets	271,155	320,680	+ 49,525
Deferred Assets	4,865	4,117	- 748
Total assets	2,968,810	3,073,207	+ 104,397
LIABILITIES			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt	240,738	324,328	+ 83,590
Notes and accounts payable	874,276	825,510	- 48,766
Other current liabilities	277,251	281,533	+ 4,282
Total current liabilities	1,392,265	1,431,371	+ 39,106
Long-term Liabilities	384,340	399,968	+ 15,628
Total liabilities	1,776,605	1,831,339	+ 54,734
NET ASSETS			
Owners' Equity:			
Common stock	204,676	204,676	0
Capital surplus	262,295	268,582	+ 6,287
Retained earnings	745,209	816,387	+ 71,178
Less-Cost of treasury stock	(26,844)	(13,711)	+ 13,133
Total owners' equity	1,185,336	1,275,934	+ 90,598
Valuation and Translation Adjustments:			
Net unrealized holding gains on securities	24,381	1,662	- 22,719
Deferred gains (losses) on hedges	1	145	+ 144
Foreign currency translation adjustments	(26,591)	(46,155)	- 19,564
Total valuation and translation adjustments	(2,209)	(44,348)	- 42,139
Minority Interests	9,078	10,282	+ 1,204
Total net assets	1,192,205	1,241,868	+ 49,663
Total liabilities and net assets	2,968,810	3,073,207	+ 104,397

[Reference]

	(March 31, 2007)	(March 31, 2008)
Capital Investment	284,190	315,304
Interest-Bearing Debt	601,467	703,911

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Millions of Yen

	Year Ended March 31, 2007		Year Ended March 31, 2008		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	3,127,771	100.0	3,417,736	100.0	+ 289,965	+ 9.3
Cost of Sales	2,414,592	77.2	2,662,707	77.9	+ 248,115	+ 10.3
Gross profit	713,179	22.8	755,029	22.1	+ 41,850	+ 5.9
Selling, General and Administrative Expenses	526,648	16.8	571,337	16.7	+ 44,689	+ 8.5
Operating income	186,531	6.0	183,692	5.4	- 2,839	- 1.5
Other Income (Expenses)						
Interest and dividend income	6,913	0.2	8,086	0.2	+ 1,173	+ 17.0
Interest expense	(7,668)	0.2	(9,957)	0.3	- 2,289	+ 29.9
Other, net	(27,481)	0.9	(19,581)	0.6	+ 7,900	- 28.7
	(28,236)	0.9	(21,452)	0.7	+ 6,784	- 24.0
Income before income taxes and minority interests	158,295	5.1	162,240	4.7	+ 3,945	+ 2.5
Income Taxes						
Current	51,264	1.6	49,746	1.4	- 1,518	- 3.0
Deferred	4,607	0.2	9,276	0.3	+ 4,669	+ 101.3
Minority Interests in Income of Consolidated Subsidiaries	(707)	0.0	(1,296)	0.0	- 589	+ 83.3
Net Income	101,717	3.3	101,922	3.0	+ 205	+ 0.2

[Reference]	(Year Ended March 31, 2007)	(Year Ended March 31, 2008)
Depreciation and Amortization	217,715	276,567
R&D Expenditures	189,852	196,186

SHARP CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET

Year Ended March 31, 2007

Millions of Yen

	Owners' Equity				
	Common stock	Capital surplus	Retained earnings	Less-Cost of treasury stock	Total owners' equity
Balance at March 31, 2006	204,676	262,288	668,687	(26,381)	1,109,270
Changes of items during the period					
Dividends from surplus*			(13,091)		(13,091)
Dividends from surplus			(13,089)		(13,089)
Directors' bonus*			(468)		(468)
Net income			101,717		101,717
Increase resulting from increase in number of consolidated subsidiaries			1,875		1,875
Decrease resulting from increase in number of consolidated subsidiaries			(428)		(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries			(2,826)		(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries			2,832		2,832
Purchase of treasury stock				(480)	(480)
Disposal of treasury stock		7		17	24
Net changes of items other than owners' equity					
Total changes of items during the period	-	7	76,522	(463)	76,066
Balance at March 31, 2007	204,676	262,295	745,209	(26,844)	1,185,336

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net unrealized holding gains on securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2006	27,992	-	(38,352)	(10,360)	8,734	1,107,644
Changes of items during the period						
Dividends from surplus*						(13,091)
Dividends from surplus						(13,089)
Directors' bonus*						(468)
Net income						101,717
Increase resulting from increase in number of consolidated subsidiaries						1,875
Decrease resulting from increase in number of consolidated subsidiaries						(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries						(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries						2,832
Purchase of treasury stock						(480)
Disposal of treasury stock						24
Net changes of items other than owners' equity	(3,611)	1	11,761	8,151	344	8,495
Total changes of items during the period	(3,611)	1	11,761	8,151	344	84,561
Balance at March 31, 2007	24,381	1	(26,591)	(2,209)	9,078	1,192,205

*Note: Appropriation of retained earnings resolved at Ordinary General Meeting of Shareholders held in June, 2006.

SHARP CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET

Year Ended March 31, 2008

Millions of Yen

	Owners' Equity				
	Common stock	Capital surplus	Retained earnings	Less-Cost of treasury stock	Total owners' equity
Balance at March 31, 2007	204,676	262,295	745,209	(26,844)	1,185,336
Changes of items during the period					
Dividends from surplus			(30,538)		(30,538)
Net income			101,922		101,922
Increase resulting from increase in number of consolidated subsidiaries			192		192
Decrease resulting from increase in number of consolidated subsidiaries			(1,597)		(1,597)
Decrease resulting from increase in number of affiliates accounted for on the equity method			(29)		(29)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries			1,228		1,228
Purchase of treasury stock				(369)	(369)
Disposal of treasury stock		6,287		13,502	19,789
Net changes of items other than owners' equity					
Total changes of items during the period	-	6,287	71,178	13,133	90,598
Balance at March 31, 2008	204,676	268,582	816,387	(13,711)	1,275,934

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net unrealized holding gains on securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2007	24,381	1	(26,591)	(2,209)	9,078	1,192,205
Changes of items during the period						
Dividends from surplus						(30,538)
Net income						101,922
Increase resulting from increase in number of consolidated subsidiaries						192
Decrease resulting from increase in number of consolidated subsidiaries						(1,597)
Decrease resulting from increase in number of affiliates accounted for on the equity method						(29)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries						1,228
Purchase of treasury stock						(369)
Disposal of treasury stock						19,789
Net changes of items other than owners' equity	(22,719)	144	(19,564)	(42,139)	1,204	(40,935)
Total changes of items during the period	(22,719)	144	(19,564)	(42,139)	1,204	49,663
Balance at March 31, 2008	1,662	145	(46,155)	(44,348)	10,282	1,241,868

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of Yen

	Year Ended March 31, 2007	Year Ended March 31, 2008	Increase Decrease
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	158,295	162,240	+ 3,945
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities —			
Depreciation and amortization of properties and intangibles	208,632	265,640	+ 57,008
Interest and dividend income	(6,913)	(8,086)	- 1,173
Interest expense	7,668	9,957	+ 2,289
Foreign exchange loss	2,760	3,067	+ 307
Loss on sales and disposal of plant and equipment	7,356	8,039	+ 683
Decrease (increase) in notes and accounts receivable	(73,726)	3,931	+ 77,657
Increase in inventories	(86,946)	(24,557)	+ 62,389
(Decrease) increase in payables	143,425	(28,200)	- 171,625
Other, net	7,756	(15,109)	- 22,865
Total	368,307	376,922	+ 8,615
Interest and dividends received	9,432	8,939	- 493
Interest paid	(8,182)	(9,849)	- 1,667
Income taxes paid	(55,205)	(52,248)	+ 2,957
Net cash provided by operating activities	314,352	323,764	+ 9,412
Cash Flows from Investing Activities:			
Purchase of time deposits	(120,063)	(99,502)	+ 20,561
Proceeds from redemption of time deposits	95,072	105,364	+ 10,292
Proceeds from sales of short-term investments	6,480	7,514	+ 1,034
Acquisitions of plant and equipment	(294,548)	(362,927)	- 68,379
Proceeds from sales of plant and equipment	1,407	871	- 536
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(4,121)	(54,994)	- 50,873
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	1,944	19,385	+ 17,441
Loans made	(1,063)	(510)	+ 553
Proceeds from collection of loans	683	347	- 336
Other, net	(14,580)	(10,510)	+ 4,070
Net cash used in investing activities	(328,789)	(394,962)	- 66,173
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings, net	(121,568)	128,472	+ 250,040
Proceeds from long-term debt	218,370	89,898	- 128,472
Repayments of long-term debt	(28,461)	(121,994)	- 93,533
Disposal of treasury stock	24	19,786	+ 19,762
Purchase of treasury stock	(480)	(369)	+ 111
Dividends paid	(26,181)	(30,530)	- 4,349
Other, net	(534)	(1,169)	- 635
Net cash provided by financing activities	41,170	84,094	+ 42,924
Effect of Exchange Rate Changes on Cash and Cash Equivalents	463	(4,549)	- 5,012
Net Increase in Cash and Cash Equivalents	27,196	8,347	- 18,849
Cash and Cash Equivalents at Beginning of Year	299,466	329,286	+ 29,820
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	2,583	1,439	- 1,144
Cash and Cash Equivalents Increased by Merger	41	194	+ 153
Cash and Cash Equivalents at End of Year	329,286	339,266	+ 9,980

Important Matters on Presenting Consolidated Financial Statements

Matters Related to Accounting Procedure Standards

1) Valuation Standards and Methods for Securities
Other Securities
- Securities with available fair market values:
Primarily, stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).
- Securities with no available fair market value:
Primarily, stated at average cost.

2) Valuation Standards and Methods for Inventories
- Finished products:
For Sharp Corporation and domestic consolidated subsidiaries, primarily, stated at the lower of moving average cost or market.
For overseas consolidated subsidiaries, primarily, stated at the lower of first-in, first-out cost or market.
- Work in process and raw materials:
Primarily, stated at the current production and purchase costs.

3) Depreciation Methods Used for Tangible Fixed Assets
For Sharp Corporation and domestic consolidated subsidiaries, depreciation is based primarily on the declining-balance method (Except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method).
Note that overseas consolidated subsidiaries primarily use the straight line method.

4) Method for Amortization for Deferred Assets
Bond issue cost is amortized under the straight line method over the redemption period.

5) Method for Appropriation for Accrued Bonuses
The reserve for payment of employee bonuses is set aside based on estimated amounts to be paid in the subsequent period.

6) Method for Appropriation for Severance and Pension Benefits
To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of the current consolidated fiscal year.
Further, net transition obligation is being amortized in equal amounts over 7 years.
Prior service costs are amortized over the average of the estimated remaining service lives (16 years).
Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives (16 years) commencing with the following period.

7) Accounting for Consumption Taxes, etc.
The tax exclusion method is applied.

8) Adoption of Consolidated Tax Return System
The consolidated tax return system is adopted.

Changes in Accounting Methods

Depreciation Methods Used for Amortization for Tangible Fixed Assets

Starting from this period, pursuant to an amendment to the Corporate Tax Law, Sharp Corporation and its domestic consolidated subsidiaries have depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporation Tax Law. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests were down 7,234 million yen each, compared to the previous method. For the impact that these changes had on segment information, please refer to "Segment Information."

Accounting Method for Reserve for Director and Corporate Auditor Retirement Benefits

Starting from this period, the amended "Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No.42, April 13, 2007) has been applied. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests were down 133 million yen and 896 million yen, respectively, compared to the previous method.

Additional Information

Pursuant to an amendment to the Corporate Tax Law, after having fully depreciated tangible fixed assets acquired on and before March 31, 2007 up to 5% of the acquisition cost, based on the prior Corporate Tax Law, Sharp Corporation and its domestic subsidiaries have depreciated the difference between 5% of the acquisition cost and the memorandum price, using a straight line method over 5 years and expensed as "Depreciation and amortization." The straight line depreciation starts from the next year, when the book value of tangible assets acquired on and before March 31, 2007 reaches 5% of the acquisition cost. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests were down 7,791 million yen each, compared to the previous method.

Subsequent Events

On April 1, 2008, based on a basic agreement regarding partial stock transfer and acquisition of Sharp Finance Corporation concluded with Fuyo General Lease Co., Ltd., Sharp Corporation transferred to Fuyo General Lease Co., Ltd. 65% of the stock of Sharp Finance Corporation (Payment: 31,200 million yen).

(Omission of disclosure)

Notes regarding lease transactions, securities, derivative transactions, severance and pension benefits, tax effect accounting and transactions with related parties are omitted, as there is no significant necessity of disclosure in the financial release.

SHARP CORPORATION

SEGMENT INFORMATION

Information by business segment*

Millions of Yen

	Year Ended March 31, 2007	Year Ended March 31, 2008
Net Sales		
Consumer/Information Products		
Customers	2,058,109	2,285,341
Intersegment	9,431	6,365
Total	2,067,540	2,291,706
Electronic Components		
Customers	1,069,662	1,132,395
Intersegment	492,024	630,490
Total	1,561,686	1,762,885
Elimination	(501,455)	(636,855)
Consolidated	3,127,771	3,417,736
Operating Income		
Consumer/Information Products	81,705	79,218
Electronic Components	105,519	104,363
Elimination	(693)	111
Consolidated	186,531	183,692

*Note:

1. Segmentation is based on commonality in manufacturing and marketing methods of products.
2. As noted in "Changes in Accounting Methods," starting from this period, tangible fixed assets acquired on and after April 1, 2007 have been depreciated in accordance with the method stipulated in the amended Corporation Tax Law. With this change, for the year ended March 31, 2008, operating income of "Consumer/Information Products" and "Electronic Components" was down 3,096 million yen and 4,138 million yen, respectively.

SHARP CORPORATION

SEGMENT INFORMATION

Information by geographic segment*

Millions of Yen

	Year Ended March 31, 2007	Year Ended March 31, 2008
Net Sales		
Japan		
Customers	1,860,199	1,971,125
Intersegment	909,956	970,510
Total	2,770,155	2,941,635
The Americas		
Customers	526,325	563,501
Intersegment	7,076	14,411
Total	533,401	577,912
Europe		
Customers	490,338	548,242
Intersegment	3,445	4,134
Total	493,783	552,376
China		
Customers	129,449	191,177
Intersegment	394,878	450,354
Total	524,327	641,531
Other		
Customers	121,460	143,691
Intersegment	218,244	236,737
Total	339,704	380,428
Elimination	(1,533,599)	(1,676,146)
Consolidated	3,127,771	3,417,736
Operating Income		
Japan	163,216	144,502
The Americas	9,533	7,444
Europe	8,129	11,280
China	8,842	9,835
Other	2,116	3,683
Elimination	(5,305)	6,948
Consolidated	186,531	183,692

*Note:

1. Major countries or regions in each geographic segment are as follows.
   - (1) The Americas: U.S.A., Canada
   - (2) Europe: Germany, U.K., Italy, France, Spain
   - (3) Other: Asia, Oceania, Middle East
2. As noted in "Changes in Accounting Methods," starting from this period, tangible fixed assets acquired on and after April 1, 2007 have been depreciated in accordance with the method stipulated in the amended Corporation Tax Law. With this change, for the year ended March 31, 2008, operating income of "Japan" was down 7,234 million yen.

SEGMENT INFORMATION

Overseas sales*

Millions of Yen

	Year Ended March 31, 2007	Year Ended March 31, 2008
The Americas	582,588	625,841
Europe	523,301	584,252
China	305,895	412,470
Other	189,049	204,426
Total	1,600,833	1,826,989

*Note:

1. Overseas sales indicate the sales of Sharp Corporation and its consolidated subsidiaries made to customers located in countries or regions outside Japan.

2. Major countries or regions in each geographic segment are as follows.
   (1) The Americas: U.S.A., Canada, Central and South America
   (2) Europe: Germany, U.K., Italy, France, Spain
   (3) Other: Asia, Middle East, Oceania, Africa

SHARP CORPORATION

PER SHARE INFORMATION

Yen

	Year Ended March 31, 2007	Year Ended March 31, 2008
Net assets per share	1,084.76	1,119.09
Net income per share	93.25	93.17
Fully diluted net income per share	90.00	86.91

Note: Net income per share and fully diluted net income per share were calculated on the following basis.

	Year Ended March 31, 2007	Year Ended March 31, 2008
Net income per share		
Net income (millions of yen)	101,717	101,922
Amounts not allocated to ordinary shares (millions of yen)	-	-
Net income allocated to ordinary shares (millions of yen)	101,717	101,922
Average number of shares outstanding during each year (thousands of shares)	1,090,790	1,093,912
Fully diluted net income per share		
Adjustment to net income (millions of yen)	10	20
Increase in number of ordinary shares (thousands of shares)	39,510	79,019
(Bonds with subscription rights to shares (thousands of shares))	(39,510)	(79,019)
Residual securities which do not dilute net income per share	-	-

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

Millions of Yen

	Year Ended March 31, 2007		Year Ended March 31, 2008		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	1,381,105	44.2	1,598,199	46.8	+ 217,094	+15.7
Home Appliances	239,081	7.6	249,843	7.3	+ 10,762	+4.5
Information Equipment	437,923	14.0	437,299	12.8	- 624	-0.1
Consumer/Information Products	2,058,109	65.8	2,285,341	66.9	+ 227,232	+11.0
LSIs	146,556	4.7	163,504	4.8	+ 16,948	+11.6
LCDs	628,821	20.1	683,310	20.0	+ 54,489	+8.7
Other Electronic Components	294,285	9.4	285,581	8.3	- 8,704	-3.0
Electronic Components	1,069,662	34.2	1,132,395	33.1	+ 62,733	+5.9
Total	3,127,771	100.0	3,417,736	100.0	+ 289,965	+9.3
Domestic	1,526,938	48.8	1,590,747	46.5	+ 63,809	+4.2
Overseas	1,600,833	51.2	1,826,989	53.5	+ 226,156	+14.1

Note:

1. The above figures indicate sales to outside customers.
2. Starting from this period, some items previously included in Other Electronic Components were allocated to LSIs. Accordingly, results for the year ended March 31, 2007 have been reclassified.

May 30, 2008

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 114TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 114th Ordinary General Meeting of Shareholders of the Sharp Corporation (hereinafter referred to as "Sharp") as per the description below.

DESCRIPTION

1. Date and Time: Tuesday, June 24, 2008, at 10:00 a.m.

2. Place: 3-51 Nakanoshima 5-chome, Kita-ku, Osaka

   Grand Cube Osaka (Osaka International Convention Center) Main Hall

3. Purpose of the Meeting:

Report:

1. The Business Report, Consolidated Accounts and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 114th Term (from April 1, 2007 to March 31, 2008)
2. Accounts for the 114th Term (from April 1, 2007 to March 31, 2008)

Resolution:

Proposal No.1: Appropriation of Surpluses for the 114th Term
Proposal No.2: Payment of Bonus to Board Members
Proposal No.3: Partial Amendment to Articles of Incorporation
Proposal No.4: Election of Ten (10) Directors
Proposal No.5: Election of Two (2) Corporate Auditors
Proposal No.6: Payment of Retirement Remuneration to Retiring Directors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Directors
Proposal No.7: Payment of Retirement Remuneration to Retiring Corporate Auditors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Corporate Auditors
Proposal No.8: Revision of the Amount of Remuneration to Directors
Proposal No.9: Continuation of Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

[Attachment 1]

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**1,642,622**	**Current Liabilities**	**1,431,371**
Cash and deposits	388,785	Notes and accounts payable-trade	721,638
Notes and accounts receivable-trade	582,173	Short-term borrowings	147,789
Securities	2,492	Current portion of straight bonds	2,491
Inventories	454,352	Commercial paper	158,168
Deferred tax assets	54,453	Accrued expenses	186,429
Other current assets	166,441	Accrued income taxes	23,154
Allowance for doubtful		Accrued employees' bonuses	32,933
receivables	-6,074	Accrued product warranty	12,832
		Other current liabilities	145,937
Fixed Assets	**1,426,468**		
Tangible Fixed Assets	**1,105,788**	**Long-Term Liabilities**	**399,968**
Buildings and structures	658,504	Straight bonds	54,918
Machinery and vehicles	1,585,351	Bonds with subscription	
Equipment	376,404	rights to share	203,926
Land	90,420	Long-term borrowings	92,838
Construction in progress	81,795	Allowance for severance and	
Other tangible fixed assets	150,840	pension benefits	6,600
Less-accumulated depreciation	-1,837,526	Other long-term liabilities	41,686
Intangible Fixed Assets	**94,131**	**Total Liabilities**	**1,831,339**
Patent, trade mark and rights		**NET ASSETS**	
to use facilities	25,799	**Owners' Equity**	**1,275,934**
Software	55,864	**Common Stock**	**204,676**
Other intangible fixed assets	12,468	**Capital Surplus**	**268,582**
Investments and Other Assets	**226,549**	**Retained Earnings**	**816,387**
Investments in securities	127,059	**Less-cost of Treasury Stock**	**-13,711**
Deferred tax assets	26,794		
Other fixed assets	74,066	**Valuation and Translation**	
Allowance for doubtful		**Adjustments**	**-44,348**
receivables	-1,370	**Net Unrealized Holding Gains**	
		on Securities	**1,662**
Deferred Assets	**4,117**	**Deferred Gains on Hedges**	**145**
Bond issue cost	4,117	**Foreign Currency Translation**	
		Adjustments	**-46,155**
		Minority Interests	**10,282**
		Total Net Assets	**1,241,868**
Total Assets	**3,073,207**	**Total Liabilities and Net Assets**	**3,073,207**

(Note) Fractions rounded to the nearest million yen.

[Attachment 2]

CONSOLIDATED STATEMENT OF INCOME

(From April 1, 2007 to March 31, 2008)

(Millions of Yen)

Net Sales		**3,417,736**
Cost of sales		2,662,707
Gross Profit		**755,029**
Selling, general and administrative expenses		571,337
Operating Income		**183,692**
Non-Operating Income		**36,391**
Interest and dividends income	8,086	
Other non-operating income	28,305	
Non-Operating Expenses		**51,684**
Interest expenses	9,957	
Other non-operating expenses	41,727	
Recurring Profit		**168,399**
Special Income		**3,344**
Gain on sales of tangible fixed assets	178	
Gain on sales of investments in securities	3,166	
Special Losses		**9,503**
Loss on sales and disposal of tangible fixed assets	8,039	
Other special losses	1,464	
Income before Income Taxes and Minority Interests		**162,240**
Corporate income, inhabitant and business taxes		49,746
Adjustment to income taxes		9,276
Minority interests in income of consolidated subsidiaries		1,296
Net Income		**101,922**

(Note) Fractions rounded to the nearest million yen.

[Attachment 3]

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(From April 1, 2007 to March 31, 2008)

(Millions of Yen)

	Owners' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Less-Cost of Treasury stock	Total owners' Equity
Balance at March 31, 2007	204,676	262,295	745,209	-26,844	1,185,336
Changes of items during the period					
Dividends from surplus			-30,538		-30,538
Net income			101,922		101,922
Increase resulting from increase in number of consolidated subsidiaries			192		192
Decrease resulting from increase in number of consolidated subsidiaries			-1,597		-1,597
Decrease resulting from increase in number of affiliates accounted for on the equity method			-29		-29
Increase due to unfunded retirement benefit obligation of foreign subsidiaries			1, 228		1, 228
Purchase of treasury stock				-369	-369
Disposal of treasury stock		6,287		13,502	19,789
Net changes of items other than owners' equity					
Total changes of items during the period	—	6,287	71,178	13,133	90,598
Balance at March 31, 2008	204,676	268,582	816,387	-13,711	1,275,934

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at March 31, 2007	24,381	1	-26,591	-2,209	9,078	1,192,205
Changes of items during the period						
Dividends from surplus						-30,538
Net income						101,922
Increase resulting from increase in number of consolidated subsidiaries						192
Decrease resulting from increase in number of consolidated subsidiaries						-1,597
Decrease resulting from increase in number of affiliates accounted for on the equity method						-29
Increase due to unfunded retirement benefit obligation of foreign subsidiaries						1,228
Purchase of treasury stock						-369
Disposal of treasury stock						19,789
Net changes of items other than owners' equity	-22,719	144	-19,564	-42,139	1,204	-40,935
Total changes of items during the period	-22,719	144	-19,564	-42,139	1,204	49,663
Balance at March 31, 2008	1,662	145	-46,155	-44,348	10,282	1,241,868

(Notes) Fractions rounded to the nearest million yen.

[Attachment 4]

Consolidated Explanatory Notes

(Notes concerning Important Matters Presented in Consolidated Financial Statements)

1. Scope of Consolidation

Number of consolidated subsidiaries: fifty-three (53)

Names of major consolidated subsidiaries: omitted

Names of major non-consolidated companies: Sharp India Ltd.

(Reason why this company is not included in consolidation)

From the viewpoint of total assets, sales, net income (loss) for the current term, retained earnings and other items, this company is minor and, as a whole, does not have a material effect on the items of the consolidated financial statements.

2. Matters concerning Application of Equity Method

Number of non-consolidated companies to which equity method is applied: one (1)

Number of affiliates to which equity method is applied: twelve (12)

Names of major companies: Sharp Roxy (Hong Kong) Ltd.

Names of major non-consolidated companies and affiliates to which equity method is not applied:

Sharp Telecommunications of Europe, Limited

(Reason for not applying equity method)

The effect on consolidated net income and consolidated retained earnings and other items is minor and, as a whole, is not material.

3. Matters concerning Business Year, etc. of Consolidated Subsidiaries

The business years of Sharp Office Equipments (Changshu) Co., Ltd., Sharp Electronica Mexico S.A. de C.V. and seven (7) other companies end on December 31. For presenting consolidated financial statements, Sharp provisionally settles the accounts of Sharp Electronica Mexico S.A. de C. V. at the end of the consolidated fiscal year end for consolidation, and Sharp uses other companies' financial statements based on their business year.

4. Matters Related to Accounting Procedure Standards

(1) Valuation Standards and Methods for Important Assets

1) Valuation Standards and Methods for Securities

Other Securities

- Securities with available fair market values:

  Primarily, stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).

- Securities with no available fair market value:

  Primarily, stated at average cost.

2) Valuation Standards and Methods for Inventories

- Finished products:

  For Sharp and domestic consolidated subsidiaries, primarily, stated at the lower of moving average cost or market.

  For overseas consolidated subsidiaries, primarily, stated at the lower of first-in, first-out cost or market.

- Work in process and raw materials:

  Primarily, stated at the current production and purchase costs.

(2) Depreciation Methods Used for Important Depreciable Assets

Tangible fixed assets:

For tangible fixed assets of Sharp and domestic consolidated subsidiaries, depreciation of plant and equipment is based primarily on the declining balance method, except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method.

Note that properties at overseas consolidated subsidiaries are mainly depreciated on the straight line method.

(3) Accounting Standard for Important Allowances and Reserves

1) Allowance for Doubtful Receivables

Allowance for ordinary receivables is recorded based on past actual bad debt ratios, and allowance for bad debts is recorded based on collectibility.

2) Accrued Employees' Bonuses

The reserve for payment of employees' bonuses is set aside based on estimated amounts to be paid in the subsequent period.

3) Accrued Product Warranty

An estimated amount is set aside based on the actual past sales results.

4) Allowance for Severance and Pension Benefits

To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of the current consolidated fiscal year.

Further, net transition obligation is being amortized in equal amounts over seven (7) years.

Prior service costs are amortized over the average of the estimated remaining service lives [sixteen (16) years].

Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives [sixteen (16) years] commencing with the following period.

(4) Other Important Matters Presenting Consolidated Financial Statements

1) Method for Amortization for Deferred Assets

Bond Issue Cost:

Bond issue cost is amortized under the straight line method over the redemption period.

2) Accounting for Consumption Taxes, etc.

The tax exclusion method is applied.

3) Adoption of Consolidated Tax Return System

The consolidated tax return system is adopted.

5. Method for the Valuation of Assets and Liabilities of Consolidated Subsidiaries

The full market-value method is adopted as the method for the valuation of assets and liabilities of consolidated subsidiaries.

6. Amortization of Goodwill

With regard to the amortization of goodwill, the goodwill for which the effective term is possible to be estimated is amortized evenly over the estimated number of years, and the rest is amortized evenly over a five year period. However, if the amount is minor, the entire amount is amortized during the period of occurrence.

Goodwill reported for consolidated subsidiaries in the US is not amortized based on US accounting standards.

(Changes in Scope of Consolidation)

Sharp Manufacturing (Thailand) Co., Ltd. and three (3) other companies which had been unconsolidated up to the previous consolidated fiscal year were included in the scope of consolidation in consideration of their importance. Sharp Technology (Taiwan) Corporation was excluded from the scope of consolidation from the current consolidated fiscal year because of liquidation.

(Changes in Scope of Application of the Equity Method)

Electronic Manufacturers Recycling Management Company was newly established in this consolidated fiscal year and included among the affiliates for which the equity method has been applied. NS Solar Material Co., Ltd. was included from the current consolidated fiscal year among the affiliates for which the equity method has been applied in consideration of its importance.

(Changes in Accounting Methods)

1. Depreciation Methods Used for Amortization of Tangible Fixed Assets

Starting from this period, pursuant to an amendment to the Corporate Tax Law, Sharp and its domestic consolidated subsidiaries have depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporation Tax Law. As a result, for the year ended March 31, 2008, operating income, recurring profit and income before income taxes and minority interests were down 7,234 million yen for each figure, compared to the previous method.

2. Accounting Method for Accrued Directors' and Corporate Auditors' Retirement Benefits

Starting from this period, the amended "Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Directors' and Corporate Auditors' Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No.42, April 13, 2007) has been applied. As a result, for the year ended March 31, 2008, operating income and recurring profit were down 133 million yen for each figure, and income before income taxes and minority interests were down 896 million yen, compared to the previous method.

(Additional Information)

Pursuant to an amendment to the Corporate Tax Law, after having fully depreciated tangible fixed assets acquired on and before March 31, 2007 up to 5% of the acquisition cost, based on the prior Corporate Tax Law, Sharp and its domestic subsidiaries have depreciated the difference between 5% of the acquisition cost and the memorandum price, using a straight line method over 5 years and expensed as "Depreciation and Amortization." The straight line depreciation starts from the next year, when the book value of tangible assets acquired on and before March 31, 2007 reaches 5% of the acquisition cost. As a result, for the year ended March 31, 2008, operating income, recurring profit and income before income taxes and minority interests were down 7,791 million yen for each figure, compared to the previous method.

(Notes to Consolidated Balance Sheet)

1. Guarantee Liability

Guarantee for employee housing borrowing	4,917 million yen
Guarantee for banks concerning loan credit	4 million yen
Guarantee for bank loans	
Kansai Recycle Systems Corporation	200 million yen
Sub-total	200 million yen
Total	5,121 million yen

2. Discount of Export Bill of Exchange — 31 million yen

3. Others

Sharp is currently the subject of investigations being conducted by the Japan Fair Trade Commission, the United States Department of Justice and the Directorate General for Competition of the European Commission, etc. with regard to the TFT LCD business. Civil lawsuits against Sharp were filed and are pending in North America.

(Notes to Consolidated Statement of Changes in Net Assets)

1. Type and number of issued shares as at the end of this consolidated fiscal year

Common Stock 1,110,699,887 shares

2. Matters concerning dividends

(1) Amount of Dividends Paid

Resolution	Type of Shares	Total Dividends	Dividend per Share	Record Date	Effective Date
Ordinary General Meeting of Shareholders ("OGM") on June 22, 2007	Common stock	¥15,270 million	14 yen	March 31, 2007	June 25, 2007
Meeting of Board of Directors on October 25, 2007	Common stock	¥15,268 million	14 yen	September 30, 2007	December 3, 2007

(2) Dividends with record date included in this consolidated fiscal year, which become effective in the following consolidated fiscal year.

At the Ordinary General Meeting of Shareholders to be held on June 24, 2008, the following proposal concerning payment of dividends to common stock will be made.

Resolution	Type of Shares	Total Dividends	Resource of Dividend	Dividend per Share	Record Date	Effective Date
OGM on June 24, 2008	Common stock	¥15,407 million	Retained earnings	14 yen	March 31, 2008	June 25, 2008

3. Type and number of shares which are subject to share warrants as of the end of this consolidated fiscal year

Breakdown of Share Warrants	Types of Shares Subject to Share Warrants	Number of Shares Subject to Share Warrant			
		End of Previous Consolidated Fiscal Year	Increase in This Consolidated Fiscal Year	Decrease in This Consolidated Fiscal Year	End of This Consolidated Fiscal Year
Share warrants attached to the 20th unsecured debentures with rights to subscribe for new shares (issued on October 17, 2006)	Common stock	79,020,150 shares	0 shares	1,185 shares	79,018,964 shares

(Note) The number of shares subject to share warrants indicated in the "End of Previous Consolidated Fiscal Year" and the "End of This Consolidated Fiscal Year" columns are the maximum numbers of shares calculated at the conversion price as of the end of previous and this consolidated fiscal year, respectively.

(Note to Per Share Information)

1.	Net assets per share	1,119.09 yen
2.	Net income per share	93.17 yen

(Note to the Significant Subsequent Events)

On April 1, 2008, based on a basic agreement regarding partial stock transfer and acquisition of Sharp Finance Corporation concluded with Fuyo General Lease Co., Ltd., Sharp transferred 65% of the stock of Sharp Finance Corporation to Fuyo General Lease Co., Ltd. (payment: ¥31,200 million). The sales gain of affiliate securities for such stock transfer was ¥18,521 million.

[Attachment 5]

BALANCE SHEET (based on non-consolidated results)

(As of March 31, 2008)

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**1,141,648**	**Current Liabilities**	**1,051,244**
Cash and deposits	324,286	Notes payable	8,254
Notes receivable	26	Accounts payable	567,082
Accounts receivable	425,917	Short-term borrowings	30,000
Finished products	53,100	Commercial paper	144,000
Raw materials, supplies and work in process	170,086	Accounts payable-other	119,684
Prepaid expenses	1,198	Accrued expenses	114,393
Deferred tax assets	38,045	Accrued income taxes	14,474
Non-trade accounts receivable	100,865	Advances and deposits received	23,375
Other current assets	28,148	Accrued employees' bonuses	22,800
Allowance for doubtful receivables	-27	Accrued directors' and corporate auditors' bonuses	522
		Accrued product warranty	5,330
		Other current liabilities	1,327
Fixed Assets	**1, 369,412**		
Tangible Fixed Assets	**927,548**	**Long-term Liabilities**	**304,821**
Buildings	258,275	Straight bonds	50,000
Structures	12,254	Bonds with subscription rights to share	203,925
Machinery and equipment	439,830	Long-term borrowings	50,000
Vehicles and other ground delivery equipment	156	Accrued directors' and corporate auditors' retirement benefits	895
Tools and furniture	46,798		
Land	90,964	**Total Liabilities**	**1,356,065**
Construction in progress	79,268	NET ASSETS	
		Owners' Equity	**1,158,276**
Intangible Fixed Assets	**72,804**	**Common Stock**	**204,675**
Patent, trade mark and rights to use facilities	20,503	**Capital Surplus**	**268,582**
Software	52,301	Capital reserve	261,415
		Other capital surplus	7,167
		Retained Earnings	**698,729**
Investments and Other Assets	**369,059**	Legal reserve	26,115
Investments in securities	94,612	Other retained earnings	672,614
Shares in affiliates	161,978	Reserve for special depreciation	26,439
Capital invested in affiliates	29,890	Reserve for deferred gains on fixed assets	4,418
Long-term prepaid expenses	35,675	Reserve for severance payment	1,756
Deferred tax assets	22,260	Reserve for dividend payment	2,900
Other fixed assets	24,773	General reserve	544,950
Allowance for doubtful receivables	-131	Retained earnings carried forward	92,151
Deferred Assets	**4,116**	**Treasury Stock**	**-13,711**
Bond issue cost	4,116		
		Valuation and Translation Adjustments	**835**
		Net Unrealized Holding Gains on Securities	**693**
		Deferred Losses on Hedges	**142**
		Total Net Assets	**1,159,112**
Total Assets	**2,515,177**	**Total Liabilities and Net Assets**	**2,515,177**

(Note) Fractions rounded down to the nearest million yen.

[Attachment 6]

STATEMENT OF INCOME (based on non-consolidated results)

(From April 1, 2007 to March 31, 2008)

(Millions of Yen)

Net Sales		**2,768,797**
Cost of sales		2,337,799
Gross Profit		**430,998**
Selling, general and administrative expenses		310,051
Operating Income		**120,947**
Non-Operating Income		**37,905**
Interest and dividends income	14,066	
Other non-operating income	23,839	
Non-Operating Expenses		**42,590**
Interest expenses	2,878	
Other non-operating expenses	39,711	
Recurring Profit		**116,262**
Special Income		**3,323**
Gain on sales of tangible fixed assets	157	
Gain on sales of investments in securities	3,165	
Special Losses		**10,068**
Loss on sales and disposal of tangible fixed assets	7,080	
Other special losses	2,988	
Income before Income Taxes		**109,517**
Corporate income, inhabitant and business taxes		28,920
Adjustment to income taxes		-140
Net Income		**80,737**

(Note) Fractions rounded down to the nearest million yen.

[Attachment 7]

STATEMENT OF CHANGES IN NET ASSETS (based on non-consolidated results)

(From April 1, 2007 to March 31, 2008)

(Millions of Yen)

	Owners' Equity												
		Capital Surplus			Retained Earnings								
						Other Retained Earnings							
	Common Stock	Capital Reserve	Other Surplus	Total Capital Surplus	Legal Reserve	Reserve for Special Depreciation	Reserve for Deferred Gains on Fixed Assets	Special Reserve for Deferred Gains on Fixed Assets	Reserve for Severance Payment	Reserve for Dividend Payment	General Reserve	Retained Earnings Carried Forward	Total Retained Earnings
Balance at March 31, 2007	204,675	261,415	880	262,295	26,115	20,119	4,388	105	1,756	2,900	492,950	100,197	648,530
Total changes of items during the period													
Reserve for special depreciation						6,320						-6,320	—
Reserve for deferred gains on fixed assets							30					-30	—
Reversal of special reserve for deferred gains on fixed assets								-105				105	—
General reserve											52,000	-52,000	—
Payment of surplus dividend												-30,537	-30,537
Current net income												80,737	80,737
Purchase of treasury stock													
Disposal of treasury stock			6,286	6,286									
Net changes of items other than owners' equity													
Total changes of items during the period	—	—	6,286	6,286	—	6,320	30	-105	—	—	52,000	-8,045	50,199
Balance at March 31, 2008	204,675	261,415	7,167	268,582	26,115	26,439	4,418	0	1,756	2,900	544,950	92,151	698,729

	Owners' Equity		Valuation and Translation Adjustments			Total Net Assets
	Treasury Stock	Total Owners' Equity	Net Unrealized Holding Gain on Securities	Deferred Losses on Hedges	Total Valuation and Translation Adjustments	
Balance at March 31, 2007	-26,843	1,088,657	23,117	-79	23,037	1,111,694
Total changes of items during the period						
Reserve for special depreciation		—				—
Reserve for deferred gains on fixed assets		—				—
Reversal of special reserve for deferred gains on fixed assets		—				—
General reserve		—				—
Payment of surplus dividend		-30,537				-30,537
Current net income		80,737				80,737
Purchase of treasury stock	-369	-369				-369
Disposal of treasury stock	13,502	19,788				19,788
Net changes of items other than owners' equity			-22,423	222	-22,201	-22,201
Total changes of items during the period	13,132	69,619	-22,423	222	-22,201	47,417
Balance at March 31, 2008	-13,711	1,158,276	693	142	835	1,159,112

(Notes) Fractions rounded down to the nearest million yen.

Individual Explanatory Notes

(Notes concerning Matters relating to Material Accounting Policies)

1. Valuation Standards and Methods for Assets

(1) Valuation Standards and Methods for Securities

Shares of Subsidiaries and Affiliates:

Stated at average cost.

Other securities

•Securities with available fair market values:

Stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).

•Securities with no available fair market value:

Stated at average cost.

(2) Valuation Standards and Methods for Inventories

Finished products:

Stated at lower of moving average cost or market.

Raw materials, work in process and inventories:

Stated at the current production and purchase costs.

2. Depreciation Methods Used for Fixed Assets

Tangible Fixed Assets:

Depreciation of plant and equipment is based on the declining balance method, except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method.

However, buildings (excluding annexed structure) obtained on or after April 1, 1998 are depreciated on the straight line method.

3. Accounting Standard for Allowances and Reserves

(1) Allowance for Doubtful Receivables

In order to prepare for the loss on bad debts for accounts receivables, allowance for ordinary receivables is calculated based on past actual bad debt ratios, and allowance for bad debts is calculated based on collectibility.

(2) Accrued Employees' Bonuses

In order to prepare for the employees' bonuses, the reserve for employees' bonuses is set aside based on estimated amounts to be paid in the subsequent period.

(3) Accrued Directors' and Corporate Auditors' Bonuses

In order to prepare for the directors' and corporate auditors' bonuses, an estimated amount is set aside.

(4) Accrued Product Warranty

In order to prepare for after-sales service expenses within the warranty period, an estimated amount is set aside based on the actual past sales results.

(5) Allowance for Severance and Pension Benefits

To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of this fiscal year.

Further, net transition obligation is being amortized in equal amounts over seven (7) years.

Prior service costs are amortized over the average of the estimated remaining service lives [sixteen (16) years].

Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives [sixteen (16) years] commencing with the following period.

(6) Accrued for Directors' and Corporate Auditors' Retirement Benefits

In order to prepare for the directors and corporate auditors retirement benefits, the amount payable in accordance with the by-law as of the end of the fiscal year is set aside.

4. Other Important Matters Presenting Financial Statements

(1) Method for Amortization for Deferred Assets

Bond Issue Cost:

Bond issue cost is amortized under the straight line method over the redemption period

(2) Accounting for Consumption Taxes, etc.

The tax exclusion method is applied.

(3) Adoption of Consolidated Tax Return System

The consolidated tax return system is adopted.

(Changes in Accounting Methods)

1. Depreciation Methods Used for Amortization for Tangible Fixed Assets

Starting from this period, pursuant to an amendment to the Corporate Tax Law, Sharp has depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporation Tax Law. As a result, for the year ended March 31, 2008, operating income, recurring profit and income before income taxes were down 7,225 million yen for each figure, compared to the previous method.

2. Accounting Method for Accrued Directors' and Corporate Auditors' Retirement Benefits

Starting from this period, the amended "Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Directors' and Corporate Auditors' Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No.42, April 13, 2007) has been applied, and the amount payable in accordance with the by-law as of the end of the fiscal year is set aside for reserve for the directors and corporate auditors retirement benefits. As a result, for the year ended March 31, 2008, operating income and recurring profit were down 132 million yen for each figure and income before income taxes were down 895 million yen compared to the previous method.

(Additional Information)

Pursuant to an amendment to the Corporate Tax Law, after having fully depreciated tangible fixed assets acquired on and before March 31, 2007 up to 5% of the acquisition cost, based on the prior Corporate Tax Law, Sharp has depreciated the difference between 5% of the acquisition cost and the memorandum price, using a straight line method over 5 years and expensed as "Depreciation and amortization." The straight line depreciation starts from the next year, when the book value of tangible fixed assets acquired on and before March 31, 2007 reaches 5% of the acquisition cost. As a result, for the year ended March 31, 2008, operating income, recurring profit and income before income taxes were down 7,642 million yen for each figure, compared to the previous method.

(Notes to Balance Sheet)

1. Accumulated depreciation of tangible fixed assets	1,617,309	million yen
2. (1)Guarantee Liability		
Guarantee for employee housing borrowing	23,700	million yen
Guarantee for bank loans		
Kansai Recycle Systems Company	200	million yen
Total	23,900	million yen

(2)Letter of Comfort on Management Advice

This is an agreement with subsidiaries for the purpose of complementing the credibility of such subsidiaries.

Sharp Electronics Corporation	14,168	million yen
Sharp International Finance (U.K.) Plc.	7,500	million yen
Total	21,668	million yen
(3)Discount of export bill of exchange	30	million yen

3. Short-term monetary claim to affiliates	281,108	million yen
Long-term monetary claim to affiliates	138	million yen
Short-term monetary liabilities to affiliates	125,146	million yen

4. Others

Sharp is currently the subject of investigations being conducted by the Japan Fair Trade Commission, the United States Department of Justice and the Directorate General for Competition of the European Commission, etc. with regard to the TFT LCD business. Civil lawsuits against Sharp were filed and are pending in North America.

(Notes to Statement of Income)

Amount of sales to affiliates	1,605,364	million yen
Amount of goods purchased from affiliates	833,090	million yen
Amount of transactions with affiliates other than business transactions	42,678	million yen

(Notes to Statement of Changes in Net Asset)

Type and number of issued shares as at the end of this fiscal year

Common Stock	10,174,616	shares

(Notes to Deferred Tax Accounting)

Breakdown by major cause of deferred tax assets and deferred tax liabilities

(Deferred Tax Assets)		
Inventory assets	13,576	million yen
Accrued bonus	9,256	million yen
Software	25,763	million yen
Long-term prepaid expense	15,302	million yen
Accrued enterprise tax	1, 626	million yen
Other deferred tax assets	24,930	million yen
Sub-total of deferred tax assets	90,453	million yen
Valuation reserve	-2,506	million yen
Total deferred tax assets	87,947	million yen
(Deferred Tax Liabilities)		
Reserve for special depreciation	-18,072	million yen
Reserve for deferred gains on fixed assets	-3,019	million yen
Other deferred tax liabilities	-6,551	million yen
Total deferred tax liabilities	-27,642	million yen
Net deferred tax assets	60,305	million yen

(Notes to Fixed Assets Used by Lease)

1. Acquisition cost as of the end of this fiscal year	126,706	million yen
2. Accumulated depreciation amount as of the end of this fiscal year	56,868	million yen
3. Prepaid lease payments as of the end of this business year	69,838	million yen

(Note to the Transaction with Related Parties)

Sharp paid Mr. Mikio Katayama, President and COO of Sharp (ratio of voting rights owned by Mr. Katayama is 0.0%) ¥12 million as a patent award in accordance with the Patent Award System.

There is no remaining balance related to the above at the end of the fiscal year.

(Note to per Share Information)

1.	Net assets per share	1,053.23 yen
2.	Net income per share	73.80 yen

(Note to the Significant Subsequent Events)

On April 1, 2008, based on a basic agreement regarding partial stock transfer and acquisition of Sharp Finance Corporation concluded with Fuyo General Lease Co., Ltd., Sharp transferred 65% of the stock of Sharp Finance Corporation to Fuyo General Lease Co., Ltd. (payment: ¥31,200 million). The sales gain for the affiliate securities for such stock transfer was ¥29,249 million.

*The Attachments from 1 to 8 are a translation of the consolidated and non-consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.

Proposal No.1: Appropriation of Surpluses for the 114th Term

Sharp recommends that surpluses be appropriated as stated below.

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, Sharp will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Under this policy, Sharp recommends that there be an annual dividend of ¥28 per share, which is an increase of ¥2 per share compared to the previous term. Since Sharp has already paid interim dividends of ¥14 per share on December 3, 2007, Sharp recommends that the year-end dividend be ¥14 per share.

1. Year-End Dividend
   (1) Type of Dividend: Cash
   (2) Appropriation of Dividends to Shareholders and Total Amount of Dividends:
       ¥14 per common share
       Total of ¥15,407,353,794
   (3) Effective Date of Surplus Dividends: Wednesday, June 25, 2008

2. Other Appropriation of Retained Earnings
   (1) Surplus which is to increase and its amount:
       General reserve ¥43,000,000,000
   (2) Surplus which is to decrease and its amount:
       Retained earnings carried forward ¥43,000,000,000

Proposal No.2: Payment of Bonus to Board Members

In consideration of the consolidated results of the current term, Sharp would like to pay a total of ¥485,000,000 as Directors' bonus to our twenty-five (25) directors as at the end of the term and ¥37,000,000 as Corporate Auditors' bonus to our five (5) Corporate Auditors as at the end of the term.

Proposal No.3: Partial Amendment to Articles of Incorporation

1. Reasons for the Amendment
   (1) Sharp shall make the required amendment to Article 12 (of its Articles of Incorporation) to clarify that procedures related to the exercise of shareholders' rights, including rights to present proposals at General Meetings of Shareholders, shall be stipulated in Sharp Share Handling Regulations.
   (Proposed amendment of Article 12)
   (2) Sharp shall make the required amendments to Article 19 and Article 21, Paragraph 2 (of its Articles of Incorporation) to enable reduction of the number of Directors in accordance with an executive officer system to be introduced after the conclusion of this Ordinary General Meeting of Shareholders, and to

change the wording with regard to the titles of Directors with specific titles.

(Proposed amendment of Article 19 and Article 21, Paragraph 2)

(3) Sharp shall establish a new provision that allows it to partially exempt Directors and Corporate Auditors from their liabilities, to allow them to fully play their anticipated roles despite increasingly severe management circumstances.

(Proposed amendment of Article 27 and Article 36, Paragraph 1)

Consent by all Corporate Auditors has been given to the establishment of the new provision with regard to exemption of Directors from liabilities.

(4) In addition to those above, Sharp shall make necessary changes to the number of articles accompanying the establishment of new provisions, as well as adjusting some of the phrasing.

2. Details of Amendments

Details of the proposed amendments are as follows:

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendment
(Share Handling Regulations) Article 12 Handling and fees concerning shares of the Company shall be governed by the Share Handling Regulations determined by the Board of Directors, except as provided by laws and regulations or these Articles of Incorporation.	(Share Handling Regulations) Article 12 Handling and fees concerning shares of the Company <u>and procedures related to the exercise of shareholders' rights</u> shall be governed by the Share Handling Regulations determined by the Board of Directors, except as provided by laws and regulations or these Articles of Incorporation.
(Number of Directors) Article 19 The Company shall not have more than <u>thirty-five (35)</u> Directors.	(Number of Directors) Article 19 The Company shall not have more than <u>twenty (20)</u> Directors.
(Representative Directors and Directors with specific titles) Article 21 The Board of Directors shall, by resolution, appoint Representative Directors. (2) The Board of Directors may, by resolution, appoint a Chairman, a President, <u>and several Corporate Senior Executive Vice Presidents, Corporate Senior Executive Directors and Corporate Executive Directors.</u>	(Representative Directors and Directors with specific titles) Article 21 (No amendment) (2) The Board of Directors may, by resolution, appoint a Chairman, a President, <u>and other Directors with specific titles.</u>
(New)	<u>(Exemption of Directors from Liabilities)</u> <u>Article 27</u> <u>Pursuant to Article 426, Paragraph 1 of the</u>

Current Articles of Incorporation	Proposed Amendment
	Corporation Law, the Company, by resolution of the Board of Directors, may exempt Directors (including persons who were Directors) from liabilities for damages of the Company caused by failure to perform their duties to the extent provided in laws and regulations.
Article 27 to Article 34 (Omit the statement of provisions)	Article 28 to Article 35 (No amendment)
(Limited Liability Agreement with Outside Corporate Auditors)	(Exemption of Corporate Auditors from Liabilities and Limited Liability Agreement with Outside Corporate Auditors)
Article 35 (New)	Article 36 Pursuant to Article 426, Paragraph 1 of the Corporation Law, the Company, by resolution of the Board of Directors, may exempt Corporate Auditors (including persons who were Corporate Auditors) from liabilities for damages of the Company caused by failure to perform their duties to the extent provided in laws and regulations.
The Company may, pursuant to Article 427, Paragraph 1 of the Corporation Law, enter into an agreement with Outside Corporate Auditors which limits the liability for damages of the Company caused by non-performance of their duties. However, the limited amount of liability based on such agreement shall be prescribed by applicable laws and regulations.	(2) (Provision is stated at Current Article 35)
Article 36 to Article 42 (Omit the statement of provisions)	Article 37 to Article 43 (No amendment)

Proposal No.4: Election of Ten (10) Directors

The term of office of all Directors [twenty-five (25) Directors] will expire at the close of this Ordinary General Meeting.

Sharp will continuously focus on further business scale expansions and reinforcement of the business base, and hereby promotes more effective and speedy decision-making and management by ensuring an appropriate number of Directors and introduction of the Executive Officer System.

Sharp recommends that ten (10) Directors be elected.

The candidates for the Directors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Katsuhiko Machida	June 22, 1943	Chairman and CEO
2	Mikio Katayama	December 12, 1957	President and COO
3	Masafumi Matsumoto	October 18, 1948	Corporate Senior Executive Vice President Products Business
4	Toshio Adachi	July 20, 1948	Corporate Senior Executive Vice President Group General Manager of Tokyo Branch
5	Toshishige Hamano	July 28, 1946	Corporate Senior Executive Vice President Chief Officer of General Administration and Solar Business
6	Yoshiaki Ibuchi	January 12, 1947	Corporate Senior Executive Vice President Electronic Components and Devices Business
7	Kenji Ohta	February 21, 1948	Corporate Senior Executive Director Chief Technology Officer
8	Takashi Nakagawa	June 10, 1945	Corporate Executive Director Legal Affairs and Intellectual Property, Group General Manager of CSR Promotion Group
9	Tetsuo Onishi	June 18, 1954	Corporate Director Group General Manager of Corporate Accounting and Control Group
10	Nobuyuki Taniguchi	May 12, 1958	Corporate Director Group General Manager of Human Resources Group

(Note) There are no special relationships between the candidates and Sharp.

Proposal No.5: Election of Two (2) Corporate Auditors

The term of office of Messrs. Tomohiro Gonda, Mitsuhiko Iwasaki and Michihiro Ishii will expire at the conclusion of this Ordinary General Meeting of Shareholders. For this reason, it is proposed that two (2) Corporate Auditors be elected.

The candidates for Corporate Auditor are as follows:

The Board of Corporate Auditors has consented to this proposal.

Name of Candidates		Date of Birth	Current Position
1.	Shinji Hirayama	June 4, 1948	Senior Managing Director of Mizuho Information & Research Institute, Inc.
2.	Yoichiro Natsuzumi	March 4, 1949	Member of Bar Association Joined Irokawa Law Office

(Notes)

1. There are no special relationships between the candidates and Sharp.
2. Both of them are new candidates for outside auditor as provided in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Corporation Act.

(Matters concerning the Candidate for Outside Auditor)

Mr. Shinji Hirayama

(1) Mr. Shinji Hirayama was engaged in management of banking corporations and other financial

institutions, and can provide independent advice and opinions based on his experiences as a manager in a different field of business than ours. For this reason, it is proposed that Mr. Shinji Hirayama be elected as an Outside Corporate Auditor.

(2) Upon Mr. Shinji Hirayama's election as an Outside Corporate Auditor, Sharp will enter into a liability limitation agreement which limits his liability for damage to the extent the law prescribes.

(3) Mizuho Securities Co., Ltd received a business improvement order from the Financial Services Agency on October 2007 indicating that some of Mizuho's business activities, conducted while Mr. Shinji Hirayama was an Auditor of Mizuho, violated Article 45 Item 3 of the Securities and Exchange Law of Japan. Mr. Shinji Hirayama always emphasizes the importance of compliance at the Board of Directors and the Board of Auditors Meetings. After the above became clear, he audited the business improvement plan, stated his opinions, and monitored the improvement.

Mr. Yoichiro Natsuzumi

(1) Although Mr. Yoichiro Natsuzumi has no experience in engaging in corporate management, he has been practicing law for many years, and can provide independent advice and opinions as a legal professional. For this reason, it is proposed that Mr. Yoichiro Natsuzumi be elected as an Outside Corporate Auditor.

(2) Upon Mr. Yoichiro Natsuzumi's election as an Outside Corporate Auditor, Sharp will enter into a liability limitation agreement which limits his liability for damage to the extent the law prescribes.

Proposal No.6: Payment of Retirement Remuneration to Retiring Directors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Directors

It is proposed that retirement remuneration, a maximum total of ¥330,989,000, be paid to fifteen (15) of the former and current Directors; Mr. Shigeo Nakabu, who resigned his position of Director on November 30, 2007, and Messrs. Hiroshi Saji, Masaaki Ohtsuka, Kohichi Takamori, Yoshisuke Hasegawa, Shigeaki Mizushima, Nobuyuki Sugano, Toshihiko Hirobe, Yoshiki Sano, Takashi Okuda, Toshihiko Fujimoto, Takuji Okawara, Takashi Nukii, Toru Chiba, Daisuke Koshima and Masatugu Teragawa, who will resign as Directors due to expiration of their terms of office at the conclusion of this Ordinary General Meeting of Shareholders. This is in conformity with our standard of payment of retirement remuneration in order to compensate them for their services during their terms of offices.

It is further proposed that the Board of Directors shall be authorized to decide the appropriate amount for each Director, the timing and method of payment and the other details regarding the retirement remuneration to be paid to the Directors.

Sharp resolved, at the Board of Directors Meeting held on April 25, 2008, to revise the amount of remuneration to the Directors and abolish the remuneration system for the Directors at the conclusion of this Ordinary General Meeting of Shareholders. Pursuant to the above resolution, it is proposed that the retirement remuneration, a total maximum total of ¥552,019,000, be paid to each of ten (10) Directors; Messrs. Katsuhiko Machida, Mikio Katayama, Masafumi Matsumoto, Toshio Adachi, Toshishige Hamano, Yoshiaki Ibuchi, Kenji Ohta, Takashi Nakagawa, Tetsuo Onishi and Nobuyuki Taniguchi reelected subject to the approval of Proposal No.4 at this Ordinary General Meeting of Shareholders. This is in conformity with our standard of payment of retirement remuneration in order to compensate them for their service during their terms of offices.

It is further proposed that the Board of Directors shall be authorized to decide the appropriate amount for each Director, the timing and method of payment and the other details regarding the retirement remuneration to be paid to the Directors.

Proposal No.7: Payment of Retirement Remuneration to Retiring Corporate Auditors and Payment of Retirement Remuneration Incidental to Abolishment of Remuneration System for Corporate Auditors

It is proposed that retirement remuneration, a maximum total of ¥52,758,000, be paid to three (3) Corporate Auditors, Messrs. Tomohiro Gonda, Mitsuhiko Iwasaki and Michihiro Ishii, who will resign their positions of Corporate Auditors by expiration of their terms of office at the conclusion of this Ordinary General Meeting of Shareholders. This is in conformity with our standard of payment of retirement remuneration in order to compensate them for their services during their terms of offices.

It is further proposed that the Corporate Auditors then in office shall be authorized to decide the appropriate amount for each Corporate Auditor, the timing and method of payment and the other details regarding the retirement remuneration to be paid to the Corporate Auditors.

Sharp resolved, at the Board of Directors Meeting held on April 25, 2008, to revise the amount of remuneration to the Corporate Auditors and abolish the remuneration system for the Corporate Auditors at the conclusion of this Ordinary General Meeting of Shareholders. Pursuant to the above resolution, it is proposed that the retirement remuneration, a maximum total of ¥9,519,000, be paid to the Corporate Auditors in office, Messrs. Junzo Ueda and Hiroshi Chumon. This is in conformity with our standard of payment of retirement remuneration in order to compensate them for their service during their terms of offices.

It is further proposed that the Corporate Auditors then in office shall be authorized to decide the appropriate amount for each Corporate Auditor, the timing and method of payment and the other details regarding the retirement remuneration to be paid to the Corporate Auditors.

Proposal No.8: Revision of Amount of Remuneration to Directors

The current amount of remuneration to Directors is within ¥70 million per month, which was approved at the 101st Ordinary General Meeting of Shareholders held on June 29, 1995. Considering the determination of the appropriate number of Directors, the abolishment of the remuneration system for Directors and others, it is proposed that the amount of monthly remuneration shall be revised to within ¥60 million per month.

This amount of remuneration shall not include any salary paid to employees who also serve as Directors, as is now the case.

The number of Directors shall be ten (10) if Proposal No. 4 is approved.

Proposal No. 9: Continuation of Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

By approval of the shareholders at the 113th Ordinary General Meeting of Shareholders held on June 22, 2007, Sharp introduced the "Plan Regarding Large-Scale Purchases of Sharp's Shares (Takeover Defense Plan)" (hereinafter referred to as the "Existing Plan"), the effective term of which ends at the conclusion of this Ordinary General Meeting of Shareholders.

Since its introduction, to protect and enhance corporate value and common interests of shareholders, the Board of Directors of Sharp has continued to examine the Existing Plan in accordance with the trends surrounding takeover defense plans. As a result, Sharp announced that the Board of Directors of Sharp had decided, at the Board of Directors Meeting held on April 25, 2008, to continue the Existing Plan after amendment thereto (hereinafter referred to as the "Revised Plan" and attached hereto), on condition that the shareholders approve the Revised Plan at this Ordinary General Meeting of Shareholders.

The Revised Plan is to protect and enhance corporate value and common interests of shareholders, and provides the rules to enable the shareholders to adequately judge the situation by requiring Large-Scale Purchasers of Sharp's shares to provide sufficient information including, but not limited to, the purposes and methods of the purchase, the amount and type of consideration, and the basis for determination of the purchase price, and by giving the Board of Directors of Sharp an adequate Assessment Period. Therefore, the Revised Plan does not reject Large-Scale Purchases per se. Rather, whether to permit Large-Scale Purchases should be entrusted to the shareholders.

Details of the Plan are described from page 26 to page 37, and amendments are summarized below:

①According to the Revised Plan, when the Board of Directors of Sharp receives a Letter of Declaration, the Board of Directors of Sharp will timely and adequately disclose the facts without. When the Board of Directors of Sharp considers the Large-Scale Purchase Relevant Information provided by a Large-Scale Purchaser is deemed to be sufficient, it will timely and adequately disclose the facts and declare the beginning date of the Assessment Period.

②If the Large-Scale Purchase is conducted, the Revised Plan states that in addition to those intentions provided in the Existing Plan, the Board of Directors of Sharp may regard any equivalent intention as materially harming corporate value and common interests of shareholders.

③In the Revised Plan, the outline of the Rules of the Special Committee established on November 26, 2007, and the names and career summaries of Special Committee members are disclosed.

④In the Revised Plan, the summary of stock acquisition rights is disclosed in the event the Board of Directors of Sharp may choose a gratis allotment of the Stock Acquisition Rights as a countermeasure.

⑤As the Board of Directors of Sharp may cease the countermeasures even after deciding to take countermeasures, the Revised Plan states that unforeseen damages due to changes in share price may be sustained by persons who buy or sell in anticipation of a dilution in the value of Sharp's shares.

Therefore Sharp asks its Shareholders to approve continuation of the Plan.

(Details of the Plan)

Plan Regarding Large-Scale Purchases of Sharp Corporation Shares
(Takeover Defense Plan)

I. Basic Policy In Reference to the Persons Who Control Decisions on Sharp's Finance and Business Policy

Sharp is a publicly traded company that permits shareholders to freely sell and purchase Sharp's shares without company approval. Therefore, the Board of Directors of Sharp will not reject all Large-Scale Purchases aimed at a takeover so long as the Large-Scale Purchase does not harm corporate value and common interests of shareholders. Whether to permit a Large-Scale Purchase of Sharp's shares should be ultimately entrusted to the shareholders.

However, an inappropriate Large-Scale Purchase may be indicated by, but not limited to, the following:

- judging from its goal, the purchase apparently harms corporate value and common interests of shareholders;
- shareholders being coerced to participate;
- insufficient disclosure of information regarding the Large-Scale Purchase and the Large-Scale Purchaser;
- the Board of Directors of the target company not being given sufficient time to investigate the Large-Scale Purchase or to provide alternatives; or,
- harming stakeholders such as customers, clients and/or employees and ultimately harming the corporate value

What is especially essential to the Sharp Group is the ability of its manufacturing operation to develop and make good use of advanced technology and manufacturing technology for protecting and enhancing corporate value and common interests of shareholders. However, several years or decades might be needed for Sharp Group to commercialize the results of research and development. Therefore, management action based on a medium-and long-term perspective is indispensable for us to maximize our corporate value.

In light of the consideration described above, the Board of Directors of Sharp believes that any person who conducts an inappropriate Large-Scale Purchase as described above is not appropriate to be in control of financial and business policy decisions, and reasonable countermeasures are necessary to be taken if an inappropriate Large-Scale Purchase is actually conducted.

II. Exceptional Actions to Contribute to Achieving the Basic Policy including Effective Practical Use of Sharp's Assets, and Forming Appropriate Company Groups

In addition to the actions described in III, the exceptional actions are as follows:

1. Action based on Mid- and Long-Term Business Strategy

Under our business creed of "Sincerity and Creativity," the Sharp Group has endeavored to enhance corporate value and has consistently worked to make productive contributions to society at large through the development of unique, one-of-a-kind products that are ahead of their time.

Going forward, the Sharp Group believes that our continuing effort to develop proprietary electronic devices and to create uniquely-featured products that make full use of leading-edge electronics technologies will lead the Sharp Group to be a "valued, one-of-a-kind-company," which we believe will result in protecting and enhancing corporate value and common interests of shareholders.

With a focus on this goal, we have established two corporate visions for the 2012 centennial anniversary of our foundation, which are "Realizing a True Ubiquitous Network Society with Our World's Best LCDs," and "Contributing to Society by Environment- and Health-Related Business with Energy-Saving and Energy-Creating Equipment as the Core."

Base on these visions, we will offer new lifestyles and contribute to the realization of a true ubiquitous network society by merging LCD-equipped products with network services. We are also working to offer healthy lifestyles to the world by enhancing development of our environmentally-friendly LCDs and expanding business of clean-energy solar cells, and encouraging the widespread use of health-promoting appliances that make the most of our Plasmacluster Ion and/or other technologies.

Towards the realization of these visions, we will make efforts to expand business further and enhance corporate value.

2. Basic Policy on Distribution of Earnings

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we have been implementing a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. We will continue to return profit actively, targeting a consolidated pay-out ratio of 30%.

III. Actions to Prevent Persons Deemed Inappropriate, in Light of the Basic Policy, from Controlling Decisions on Sharp's Financial and Business Policy

1. Necessity of the Plan Regarding Large-Scale Purchases of Sharp's Shares

Sharp Group's wide range of business fields includes Audio-Visual and Communication Equipment, Health and Environmental Equipment, Information Equipment, LCDs, Solar Cells and Other Electronic Devices. Most of the results of research and development and manufacturing technology know-how, which are sources of our corporate value, are confidential. Therefore, shareholders requested to sell shares by a Large-Scale Purchaser and faced with deciding whether a Large-Scale Purchase offer is reasonable may not easily evaluate our corporate value within a limited time, since shareholders need to estimate the value of the possibility of commercializing the results of research and development or know-how, and the technological synergy between devices and products.

The Board of Directors of Sharp believes that purchases of Sharp's shares by a group of shareholders* with an intent to obtain 20% or more of the total voting rights of Sharp, or purchases of Sharp's shares resulting in a group of shareholders holding 20% or more of the total voting rights of Sharp, without the prior consent of the Board of Directors of Sharp (a purchase of Sharp's shares as described above shall be hereinafter referred to as a "Large-Scale Purchase," and a person or a company intending to conduct a Large-Scale Purchase shall be hereinafter referred to as a "Large-Scale Purchaser.") should be conducted in accordance with certain reasonable rules, to protect and enhance corporate value and common interests of shareholders.

Therefore, the Board of Directors of Sharp has established rules regarding Large-Scale Purchases (hereinafter referred to as "Large-Scale Purchase Rules") and requires a Large-Scale Purchaser to follow the Large-Scale Purchase Rules. In addition, based on the advice and recommendations of the Special Committee (please see Exhibit 2) composed of experienced outsiders and all Outside Corporate Auditors, the Board of Directors of Sharp is planning, together with appropriate disclosure, to take reasonable measures to prevent persons deemed inappropriate, in light of the Basic Policy, from controlling decisions on Sharp's financial and business policy. (The plan regarding Large-Scale Purchases of Sharp's shares described in III shall be hereinafter referred to as the "Plan.")

*A group of shareholders shall mean any of the following:

1) a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law of Japan, including a person included as a holder pursuant to Paragraph 3, Article 27-23 thereof) of share certificates or other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law of Japan) of Sharp, and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law of Japan, including a person deemed as a joint holder pursuant to Paragraph 6, Article 27-23 thereof), or

2) a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law of Japan, including a purchase made on a financial instruments market) of share certificates or other securities (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law of Japan) of Sharp, and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law of Japan); hereinafter the same.

2. <u>Plan Details</u>

(1) Establishment of Large-Scale Purchase Rules

Large-Scale Purchase Rules require that a Large-Scale Purchaser shall provide the Board of Directors of Sharp with necessary and sufficient information in advance, and after an assessment period has passed, a Large-Scale Purchaser shall be allowed to initiate a Large-Scale Purchase. The details are prescribed as follows.

① A Large-Scale Purchaser is required to provide necessary and sufficient information (hereinafter referred to as the "Large-Scale Purchase Relevant Information") concerning the contents of the Large-Scale Purchase and the Large-Scale Purchaser. Each Large-Scale Purchase has distinctive Large-Scale Purchase Relevant Information. Therefore, when a Large-Scale Purchaser intends to initiate a Large-Scale Purchase, the Large-Scale Purchaser is required to submit to Sharp a written document (hereinafter referred to as "Letter of Declaration") that includes a declaration to comply with the Large-Scale Purchase Rules, the name and address of the Large-Scale Purchaser, applicable law under which the Large-Scale Purchaser is established or the governing law of incorporation, the name of the representative director, contact information in Japan and an outline of the Large-Scale Purchase. When the Board of Directors of Sharp receives the Letter of Declaration, the Board of Directors of Sharp will timely and adequately disclose the facts.

② Within five (5) business days after receipt of the Letter of Declaration, Sharp will issue a list to the Large-Scale Purchaser of initially required Large-Scale Purchase Relevant Information for the Large-Scale Purchase and will require the Large-Scale Purchaser to immediately provide such information described in that list. (Large-Scale Purchase Relevant Information includes, but is not limited to, the criteria described below.) If the information initially provided by the Large-Scale Purchaser is deemed to be insufficient, Sharp may require the Large-Scale Purchaser to provide additional information until Sharp determines the provided information is sufficient. When the Board of Directors of Sharp considers the Large-Scale Purchase Relevant Information provided by the Large-Scale Purchaser is deemed to be sufficient, the Board of Directors of Sharp will timely and adequately disclose the facts.

(a) An outline of the Large-Scale Purchaser and its group (including name, capital structure, subject matter of its business, financial condition, history of past acquisitions or Large-Scale Purchases, experience in some similar kind of business as Sharp's business);
(b) The purposes, methods and conditions of the purchase (including the amount and type of consideration, basis for determination of the purchase price, the source of funds for the purchase, duration of the purchase, structure of the transaction);
(c) An outline of the supplier of the funds (including name, capital structure);
(d) Management Policy the Large-Scale Purchaser intends to adopt after the completion of the Large-Scale Purchase, details of medium- and long-term plans for each business, equity policy, financial policy, dividend policy;
(e) Policy for putting to use the patents, brands, etc. to continuously enhance corporate value and common interests of shareholders, and the basis of the Policy;
(f) Policy on whether to change or not to change the treatment of stakeholders (customers, clients, employees, local community and others), that would be implemented after the completion of the Large-Scale Purchase, and the policy's contents.

If a Large-Scale Purchase is proposed, and disclosure is considered necessary for shareholders to make decisions, the Board of Directors of Sharp will disclose, at a time it deems appropriate, the facts of such Large-Scale Purchase and all or part of the Large-Scale Purchase Relevant Information provided to the Board of Directors of Sharp.

③ After the requirement of the Large-Scale Purchase Relevant Information has been totally satisfied, the Board of Directors of Sharp will have sixty (60) business days, if the counter value will be paid only in Japanese Yen, or ninety (90) business days, if the counter value will be paid in other than Japanese Yen, as a period to assess the purchase (hereinafter referred to as "Assessment Period") during which the Board of Directors of Sharp will assess, investigate, examine, negotiate, form an opinion and seek any alternatives. Therefore, the Large-Scale Purchase will be allowed to commence only after the Assessment Period has passed.

(2) Investigation of Large-Scale Purchase and Process of Decision

During the Assessment Period, the Board of Directors of Sharp will accurately assess and investigate the provided Large-Scale Purchase Relevant Information to deliberate on its opinion, observing timely disclosure of information, while seeking advice from outside experts including lawyers, financial advisors and certified public accountants. The Board of Directors of Sharp will negotiate with a Large-Scale Purchaser in order to improve the terms of a proposed Large-Scale Purchase if necessary.

Even if a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the following factors shall be regarded as materially harmful to corporate value and common interests of shareholders.

① There is no intention to participate in Sharp Group's management, and there is an intention to inflate Sharp's share price and resell the shares to Sharp or its affiliates at an inflated price.
② There is an intention to transfer intellectual property rights, know-how, trade secrets, main clients or customers which are indispensable to Sharp Group's business to a Large-Scale Purchaser or its group by temporarily commandeering Sharp Group's management.
③ There is an intention to misappropriate Sharp Group's assets as collateral or funds for loans for a Large-Scale Purchaser or its group.
④ There is an intention to dispose of Sharp Group's assets by temporarily commandeering their management, to obtain a temporarily high dividend or to sell the shares at a high price due to payment of a temporarily high dividend.

⑤ There is an intention equivalent to the preceding intentions, which materially harms corporate value and common interests of shareholders.

Before investigation of the Large-Scale Purchase or countermeasures are taken by the Board of Directors of Sharp, the Special Committee (for an outline of the Special Committee Rules and list of members of the Special Committee as of the date of the release of the Plan, please see Exhibit 2), which consists of experienced outsiders and all Outside Corporate Auditors, shall deliberate on and recommend to the Board of Directors of Sharp whether sanctioning the Large-Scale Purchase is advisable or if countermeasures should be taken. The Board of Directors of Sharp shall fully consider this recommendation and make a final decision concerning countermeasures prescribed in (3) below. After countermeasures are taken, if a Large-Scale Purchaser provides Sharp with necessary and sufficient information, and the Special Committee recommends and the Board of Directors of Sharp decides that the Large-Scale Purchase does not harm corporate value and common interests of shareholders, the Board of Directors of Sharp may cease such countermeasures.

(3) Countermeasures based on the Plan

① In case a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, and the Large-Scale Purchase is deemed not to harm corporate value and common interests of shareholders:
The Board of Directors of Sharp will not take any countermeasures.

② In case a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules:
If a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules and initiates the Large-Scale Purchase, or deviates from the Large-Scale Purchase Rules, the Board of Directors of Sharp may take countermeasures, such as a share split, or a gratis allotment of stock acquisition rights, as permitted by law, regulations or by-laws in effect at the time, to protect corporate value and common interests of shareholders. The Board of Directors of Sharp shall, at its discretion, choose at the time the most reasonable and appropriate countermeasures.
An outline of countermeasures in the form of a gratis allotment of Stock Acquisition Rights is provided in Exhibit 3. If the Board of Directors of Sharp decides to issue the Stock Acquisition Rights, the following may be imposed with the effectiveness of countermeasures in mind: an exercise period, conditions for exercising, e.g. those who are exercising Stock Acquisition Rights cannot belong to a specified group of shareholders with more than a certain share of voting rights, and acquisition provisions. The Board of Directors of Sharp may determine different conditions from those that are provided in Exhibit 3 in accordance with the circumstances at the time of issuance of the Stock Acquisition Rights.

③ In case a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, but the Large-Scale Purchase nevertheless harms corporate value and common interests of shareholders:
If a Large-Scale Purchase deemed harmful to corporate value and common interests of shareholders is initiated, the Board of Directors of Sharp may take countermeasures, such as a share split, or a gratis allotment of stock acquisition rights, as permitted by law, regulations or by-laws in effect at the time, to protect corporate value and common interests of shareholders. The Board of Directors of Sharp shall, at its discretion, choose at the time the most reasonable and appropriate countermeasures.
An outline of countermeasures in the form of a gratis allotment of Stock Acquisition Rights is provided in Exhibit 3. If the Board of Directors of Sharp decides to issue the Stock Acquisition Rights, it may take the same measures as set forth in ② above. The Board of Directors of

Sharp may determine different conditions from those that are provided in Exhibit 3 in accordance with the circumstances at the time of issuance of the Stock Acquisition Rights.

3. Influence on Shareholders and Investors, etc.

(1) Influence on shareholders and investors at the time of introduction of the Plan:
The Board of Directors of Sharp is not splitting shares or issuing the Stock Acquisition Rights at the time of the introduction of the Plan. The introduction of the Plan has no direct influence on the rights and interests of shareholders and investors.

(2) Influence on shareholders and investors at the time of taking countermeasures:
The Board of Directors of Sharp will timely disclose information at the time of taking countermeasures against a Large-Scale Purchaser, and adequately consider the interests of shareholders and investors other than the Large-Scale Purchaser.

However, as indicated at the end of 2. (2), the Board of Directors of Sharp may cease the countermeasures in accordance with the circumstances even after deciding to take countermeasures. Once the Board of Directors of Sharp decides to take countermeasures in the form of a gratis allotment of Stock Acquisition Rights, but later decides to cease such countermeasures or acquires all Stock Acquisition Rights after allotment, unforeseen damages due to changes in share price may be sustained by shareholders or investors who buy or sell in anticipation of a dilution in the value of Sharp's shares, because a dilution of the value of Sharp's shares shall not occur.

(3) Necessary procedure for shareholders to be followed when countermeasures are taken:
Shareholders shall be registered as owners by the base day determined in a public notification in the event the Board of Directors of Sharp determines to split shares or allot gratis stock acquisition rights. Sharp will notify the shareholders of the details of the method of allotting and exercising stock acquisition rights in accordance with relevant law and regulations when stock acquisition rights are allotted to shareholders.

4. Process of Introducing the Plan

The Board of Directors of Sharp decided at the Board of Directors Meeting held on April 25, 2008 to adopt the Plan on condition that the shareholders approve the Plan at the 114th Ordinary General Meeting of Shareholders scheduled to be held on June 24, 2008. All five (5) Corporate Auditors including three (3) Outside Corporate Auditors expressed their opinion that the introduction of the Plan is adequate.

5. Term of the Plan

The Plan is effective from the conclusion of the 114th Ordinary General Meeting of Shareholders scheduled to be held on June 24, 2008 until the conclusion of the 115th Ordinary General Meeting of Shareholders scheduled to be held on or before June 30, 2009, on condition that the shareholders approve the Plan at the 114th Meeting. If the shareholders approve the Plan at the 115th Ordinary General Meeting of Shareholders, the Plan will be effective until the conclusion of the subsequent meeting.

The Board of Directors of Sharp may decide to abolish the Plan before expiration. If need be, the Board of Directors of Sharp may revise the Plan while the Plan is in effect, in accordance with revised laws or revised stock exchange regulations concerning takeover defense plans, if such revision will not be contrary to the basic principles of the Plan approved at the Ordinary General Meeting of Shareholders. If the Plan is postponed, abolished or revised, the Board of Directors of Sharp shall immediately disclose such action.

IV. The fact that, and the reasons why, the Plan is based on the Basic Policy, does not harm corporate value and common interests of shareholders, and is not intended to prolong the respective individuals in their positions of Director

For the reasons set out below, The Board of Directors of Sharp believes that the action described in III is based on the Basic Policy described in I, does not harm corporate value and common interests of shareholders, and is not intended to prolong the respective individuals in their positions of Director.

1. The Plan is based on the Basic Policy.

The Plan's provisions include the contents of Large-Scale Purchase Rules, measures for Large-Scale Purchases, establishment of the Special Committee and the effects on shareholders and investors.

The Plan clearly requires a Large-Scale Purchaser to provide the Board of Directors of Sharp with necessary and sufficient information in advance, a Large-Scale Purchaser shall be allowed to initiate a Large-Scale Purchase after an Assessment Period has passed, and the Board of Directors of Sharp may take countermeasures if a Large-Scale Purchaser does not comply with these provisions.

The Plan prevents inappropriate Large-Scale Purchases deemed to harm corporate value and common interests of shareholders even if a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, and provides that the Board of Directors of Sharp may take reasonable countermeasures in the event of an inappropriate Large-Scale Purchase.

Therefore, the Plan is established in accordance with the Basic Policy.

2. The Plan does not harm corporate value and common interests of shareholders.

As described in I, the Basic Policy respects corporate value and common interests of shareholders. The Plan is established in accordance with A) the Basic Policy, B) the three (3) principles provided in the "Guidelines Regarding Takeover Defense for the Purpose of Protection and Enhancement of Corporate Value and Shareholders' Common Interests" ((i) Protection and Enhancement of Corporate Value and Shareholders' Common Interests, (ii) Prior Disclosure and Shareholders' Will and (iii) Necessity and Reasonableness), promulgated by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, and C) the duties concerning the adoption of takeover defenses (Sufficient Disclosure, Transparency, Effect on the Market and Respect for Shareholders' Rights) provided in the "Timely Disclosure Rules," promulgated by Tokyo Stock Exchange, Inc. The Plan provides that the shareholders shall be provided with the necessary information to enable them to decide whether they accept the Large-Scale Purchase, and a proposal of alternatives by the Board of Directors of Sharp. Therefore, the Plan is designed to enable the shareholders and investors to make an informed decision, and does not harm corporate value and common interests of shareholders, but rather enhances such value and interests.

Furthermore, the Plan will be enacted or renewed depending on whether the shareholders approve the Plan, and the Plan will be renewed or abolished if shareholders wish to do so. This indicates that the Plan does not harm corporate value and common interests of shareholders.

3. The Plan is not intended to prolong the respective individuals in their positions of Director.

The Plan recognizes that whether to permit a Large-Scale Purchase of Sharp's shares should be ultimately entrusted to the shareholders. The Plan prevents inappropriate Large-Scale Purchases, and requires compliance with the Large-Scale Purchase Rules and provides for potential countermeasures to protect corporate value and common interests of shareholders. The Plan clearly provides detailed countermeasures in advance for the Board of Directors of Sharp to take against inappropriate Large-Scale Purchases. Such countermeasures by the Board of Directors of Sharp shall be taken in accordance with the provisions of the Plan. Not only the decision of the Board of Directors of Sharp, but the approval of the shareholders are required to give effect to the Plan.

When the Board of Directors of Sharp assesses and investigates the Large-Scale Purchases, proposes alternatives, negotiates with a Large-Scale Purchaser, or takes countermeasures, the Board of Directors of Sharp shall fully consider the advice of the Special Committee, which consists of experienced independent outsiders and independent Outside Corporate Auditors, as well as outside experts. The Special Committee's advice and recommendations shall not consider the interests of the Directors. The Plan includes provisions that guarantee due process by the Board of Directors of Sharp.

Therefore, the Plan is clearly not intended to prolong the respective individuals in their positions of Directors.

Exhibit 1: An Outline of the Special Committee

(1) Outline of the Special Committee Rules

- The Special Committee shall be established based on a decision by the Board of Directors of Sharp.

- The Special Committee shall be made up of three (3) or more persons (hereinafter referred to as "Members") and consist of experienced outsiders and Outside Corporate Auditors of Sharp.

- Members shall be appointed by the Board of Directors of Sharp. An interested person of Sharp, a Director of Sharp or the Large-Scale Purchaser shall not be a Member.

- The term of office of a Member shall be one (1) year. It shall be renewed automatically for one (1) year unless Sharp or a Member shall give written notice to the other of an intention not to so renew one (1) month or more prior to the expiration of the initial term or any extended term then in effect.

- At the request of the Board of Directors of Sharp, the Special Committee shall investigate the matters listed below, and advise and recommend the Board of Directors of Sharp what the Special Committee decides. The Board of Directors of Sharp shall fully consider such advice and recommendations, and make a final decision concerning the countermeasures. When reaching such decision, each Member of the Special Committee and each Director of Sharp shall consider how the corporate value of Sharp Group and the common interests of the shareholders are best served and not the interests of Members, Directors or others.
  ① Whether such countermeasures should be taken or not
  ② Whether the countermeasures the Board of Directors of Sharp have contemplated are adequate or not
  ③ Whether it is necessary to cease countermeasures or not
  ④ Important matters equivalent to the preceding three (3) items
  ⑤ Other matters referred to the Special Committee by the Board of Directors of Sharp
- At the expense of Sharp, the Special Committee may seek advice from experts including lawyers, financial advisors and certified public accountants if the Special Committee considers such advice necessary.

- The Special Committee shall be held with all Members in attendance. However, if a Member cannot attend because of accident or other unavoidable grounds, the Special Committee may be held with a majority of Members in attendance.

- Resolutions of the Special Committee shall be adopted by a majority of all Members.

(2) Members of the Special Committee

Hidetoshi Yajima — Date of birth: January 25, 1935

June	1990	Director of Shimadzu Corporation
June	1994	Managing Director of Shimadzu Corporation
June	1996	Senior Managing Director of Shimadzu Corporation
June	1998	President and Chief Executive Officer of Shimadzu Corporation
June	2003	Chairman of the Board of Shimadzu Corporation (present)
July	2006	Member of the Advisory Board of Sharp Corporation (present)

Tadao Kagono			Date of birth: November 12, 1947
	March	1970	Graduated from Faculty of Business Administration, Kobe University
	March	1972	Completed Master Course of Graduate School of Business Administration, Kobe University
	November	1988	Professor, Faculty of Business Administration, Kobe University
	April	1998	Dean, Faculty of Business Administration, Kobe University
	April	1999	Professor, Graduate School of Business Administration, Kobe University (present)
Mitsuhiko Iwasaki			Date of birth: November 16, 1941
	June	1991	Director of The Fuji Bank, Ltd. Manager of Securities and Custody Business Planning Department
	October	1994	Corporate Senior Executive Director of the Fuji Securities Co., Ltd.
	June	1996	Corporate Senior Executive Vice President of the Fuji Securities Co., Ltd.
	March	1998	Chief Director of Fuji Bank Consumers Cooperative
	June	2001	Full-time Corporate Auditor (Outside Corporate Auditor), Sharp Corporation
	June	2007	Corporate Auditor (Outside Corporate Auditor), Sharp Corporation (present)
Michihiro Ishii			Date of birth: January 2, 1932
	April	1957	Member of Bar Association
	April	1958	Joined Irokawa Law Office (present)
	June	1998	Corporate Auditor (Outside Corporate Auditor), Sharp Corporation (present)
Hiroshi Chumon			Date of birth : March 8, 1937
	September	1985	Chief of the Ibaraki Prefectural Police Headquarters
	July	1988	Director General of the Criminal Investigation Bureau, National Police Agency
	January	1991	Chief of the Osaka Prefectural Police Headquarters
	December	1992	Member of Pollution-related Health Damage Compensation Grievance Board
	December	1997	President of The Horse Racing Protection Foundation of Japan
	June	2003	Corporate Auditor (Outside Corporate Auditor), Sharp Corporation (present)

Both Messrs. Mitsuhiko Iwasaki, and Michihiro Ishii will retire as Corporate Auditors of Sharp (Outside Corporate Auditors) due to expiration of their term of office at the conclusion of the 114th Ordinary General Meeting of Shareholders, at which time they will retire as Members of the Special Committee. When the candidates for Corporate Auditors, Messrs. Shinji Hirayama and Yoichiro Natsuzumi, will be appointed as the Corporate Auditors of Sharp (Outside Corporate Auditors), at which time both of them will be appointed as the Members of the Special Committee. The term of office of the three (3) Members other than Messrs. Mitsuhiko Iwasaki and Michihiro Ishii will continue.

Career summaries of the candidates for Corporate Auditors are as follows:

Shinji Hirayama		Date of birth: June 4, 1948
June	2001	Executive Officer of The Fuji Bank, Ltd. General Manager of Fukuoka Branch
June	2002	Senior Managing Director of Mizuho Asset Trust & Banking Co., Ltd.
June	2004	Senior Managing Director of Mizuho Trust & Banking Co., Ltd.
June	2005	Senior Managing Director of Mizuho Information & Research Institute, Inc. (present)
March	2006	Corporate Auditor, Mizuho Securities Co., Ltd.
Yoichiro Natsuzumi		Date of birth: March 4, 1949
April	1975	Member of Bar Association
		Joined Irokawa Law Office (present)

Exhibit 2: Outline of Stock Acquisition Rights

1. Shareholders entitled to receive Stock Acquisition Rights and conditions for issuance
   Sharp will allot the Stock Acquisition Rights to those shareholders, other than Sharp itself, who are entered or recorded in Sharp's final register of shareholders or register of beneficial shareholders on the date of record decided and publicly declared by the Board of Directors of Sharp, at a ratio of one Stock Acquisition Right for every one share of Sharp.

2. Class and number of shares to be issued upon exercise of Stock Acquisition Rights
   The class of shares to be issued upon the exercise of the Stock Acquisition Rights shall be common stock, and one share shall be granted for each Stock Acquisition Right exercised (hereinafter referred to as the "Number of Shares Covered by Stock Acquisition Rights"). However, in the event of a share split or a share consolidation of Sharp's shares, the required adjustment shall be made. The Number of Shares Covered by Stock Acquisition Rights might be adjusted in accordance with the change of the total number of issued shares.

3. Amount to be paid upon exercise of Stock Acquisition Rights
   The amount required to be paid upon the exercise of a Stock Acquisition Right shall be determined by the Board of Directors of Sharp but shall be between one (1) Japanese Yen at a minimum and one-half of the market price of one share of Sharp at a maximum.

4. Conditions for exercising Stock Acquisition Rights
   The condition shall be imposed, among others, that those exercising Stock Acquisition Rights cannot belong to a specified group of shareholders holding a 20% or more share of voting rights (except with the previous consent of the Board of Directors of Sharp). Details shall be separately determined by the Board of Directors of Sharp.

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